UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 12)

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis, Ph.D.

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 12 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 17, 2012. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

This Amendment is being filed by the Company in connection with the revised offer made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of July 16, 2012, among GSK, Purchaser and the Company (the “Merger Agreement”). The purpose of this Amendment is to amend and supplement Items 2, 3, 4, 5, 6, 7 and 8 in the Statement and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 2.	Identity and Background of Filing Person

Item 2 of the Statement is hereby amended and supplemented by adding the following text immediately prior to the last paragraph of the subsection entitled “Tender Offer”:

On July 16, 2012, GSK, Purchaser and the Company entered into the Merger Agreement pursuant to which Purchaser and GSK agreed, among other things, to amend the Offer to reflect the terms and conditions of the Merger Agreement. On July 16, 2012, Purchaser and GSK filed an amendment to their Schedule TO reflecting the terms of the Merger Agreement and on July 19, 2012, Purchaser and GSK filed an amendment and supplement to the offer to purchase reflecting the revised offer as exhibit (a)(1)(G) to Amendment No. 8 to their Schedule TO (as amended, the “Revised Offer to Purchase”). Pursuant to the Revised Offer to Purchase, Purchaser has offered to purchase all of the issued and outstanding Shares, at a price of $14.25 net per Share in cash, without interest (the “Revised Offer Price”), upon the terms and subject to the conditions set forth in the Revised Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Revised Offer”).

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the Revised Offer and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by stockholders of the Company, if and to the extent required by Delaware law, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of GSK (the “Merger”) and each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by GSK, Purchaser and the Company or any of the Company’s subsidiaries or stockholders who properly perfect appraisal rights under the Delaware law) will be cancelled and converted into the right to receive the Revised Offer Price in cash (without interest and subject to applicable withholding taxes). The terms of the Merger Agreement are described in greater detail in Item 3 below and in Section 4 — “The Merger Agreement” of the Revised Offer to Purchase, which is being mailed to Company stockholders with this Amendment.

The initial expiration date for the Revised Offer is midnight, New York City time, at the end of the day on July 27, 2012, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement. Also, Purchaser may elect to provide for one or more subsequent offering periods after the time that Purchaser initially accepts for payment Shares validly tendered and not withdrawn pursuant to the Revised Offer (the “Offer Closing”). During any subsequent offering period, if Purchaser elects to provide one, Shares not tendered and purchased prior to the Offer Closing may be tendered to Purchaser for the Revised Offer Price.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

1. Item 3 of the Statement is hereby amended by restating the first paragraph of the Section in its entirety as follows:

Except as described in this Statement or in Annex C to this Statement, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) GSK or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The information contained in Item 4 below is incorporated by reference into this Item 3. In addition, Annex C to this Statement includes the following sections: “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers”, “Transactions with Related Persons”, “Director Compensation”, “Executive Compensation — Compensation Discussion and Analysis”, “Executive Compensation — Summary Compensation Table”, “Executive Compensation — Grants of Plan-Based Awards”, “Executive Compensation — Outstanding Equity Awards at Fiscal Year-End”, “Executive Compensation — Potential Payments Upon Termination or Change of Control” and “Additional Information”, which are incorporated herein by reference.

2. Item 3 of the Statement is further amended by restating the first paragraph under the subsection entitled “Relationship with GSK and its Affiliates” in its entirety as follows:

According to Amendment No. 8 to the Schedule TO, GSK owned 53,251 Shares as of July 18, 2012. The 53,251 Shares owned by GSK represent approximately 0.03% of the issued and outstanding Shares as of July 18, 2012.

3. Item 3 of the Statement is further amended and supplemented by inserting the following text immediately after the first paragraph under the subsection entitled “Relationship with GSK and its Affiliates”:

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 4 of the Revised Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Revised Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Revised Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(28) hereto.

The Merger Agreement governs the contractual rights between the Company, GSK and Purchaser in relation to the Revised Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Revised Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Confidentiality Agreement

On July 15, 2012, the Company and Purchaser entered into a confidentiality agreement (the “Confidentiality Agreement”) that governs the disclosure of any proprietary information of the Company by Purchaser or its subsidiaries or affiliates (including GSK) and its other representatives. As a condition to being furnished proprietary information, Purchaser agreed, among other things, to keep, and to cause its affiliates and other representatives to keep, such proprietary information confidential, subject to certain exceptions, and to use such confidential information only in connection with its evaluation or negotiation of a possible transaction with the Company. The Confidentiality Agreement expressly provides that it will not preclude GSK and Purchaser from pursuing or consummating the Offer, amending the Offer or soliciting consents from HGS stockholders. The foregoing summary and description are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(29) hereto and is incorporated herein by reference.

4. Item 3 of the Statement is further amended by restating the text of the last two bullets under the subsection “Relationship with GSK and its Affiliates — Other” as follows:

•

Colin Goddard, Ph.D., currently a director of the Company, serves on an oncology advisory board for GSK. Dr. Goddard receives a per diem payment for attending GSK oncology advisory board meetings, which occur two to three times per year. Dr. Goddard owns 2,000 common shares of GSK, representing approximately 0.00004% of the outstanding common shares of GSK as of June 29, 2012.

•

Allan Baxter, Ph.D., currently a director of the Company, serves as chairman of Stevenage Bioscience Catalyst and director of Autifony Therapeutics Limited, both of which are companies in which GSK is an investor. Dr. Baxter owns 222,858 common shares of GSK, representing approximately 0.004% of the outstanding common shares of GSK as of June 29, 2012, and options to purchase 188,640 common shares of GSK. In addition, Dr. Baxter’s wife is employed by GSK.

5. Item 3 of the Statement is further amended by restating the subsections entitled “Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and the Merger,” “Equity Based Awards Held by Directors and Officers of the Company,” “Treatment of Stock Options,” “Treatment of Restricted Stock Units” and “Potential Severance and Change in Control Benefits of Executive Officers” in their entirety as follows:

Cash Consideration Payable to Directors and Executive Officers Pursuant to the Revised Offer and the Merger

As a group, the directors and executive officers of the Company hold an aggregate of approximately 626,471 Shares as of July 18, 2012. In the event that the directors or executive officers were to tender any Shares they own for purchase pursuant to the Revised Offer, or if the Merger is consummated, the directors and executive officers would receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company. If the directors and executive officers were to tender all of the 626,471 Shares owned by them for purchase pursuant to the Revised Offer and those Shares were purchased by Purchaser for $14.25 per Share, the directors and executive officers would receive an aggregate of approximately $8.9 million in cash, less applicable withholding taxes. To the knowledge of the Company, except to the extent tendering such Shares could subject a director or executive officer to liability under the applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each of the Company’s directors and executive officers currently intends to tender all of their Shares pursuant to the Revised Offer.

Equity Based Awards Held by Directors and Officers of the Company

Set out below is a discussion of the treatment in connection with the Revised Offer and the Merger of various equity incentive compensation awards held by our directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the directors and executive officers in respect of such awards in connection with the Revised Offer and the Merger, the discussion below assumes that the directors and executive officers will not exercise their appraisal rights in connection with the Merger (i.e., that they will receive the same $14.25 per Share consideration being offered to all other stockholders of the Company in connection with the Revised Offer and the Merger).

Treatment of Stock Options

Upon a change in control of the Company (within the meaning of the Company’s stock incentive plans), all stock options held by directors and executive officers of the Company will become fully vested and exercisable. A change of control for these purposes will occur upon, but not until, the consummation of the Revised Offer. As of the effective time of the Merger or, provided there shall have been validly tendered and not validly withdrawn prior to the Offer Closing that number of Shares which, when added to the Shares already owned by GSK and its subsidiaries, represents more than 80% of the total number of outstanding Shares as of the Offer Closing (the effective time of the Merger or the Offer Closing, as the case may be, the “Option Cancellation Time”), each stock option that is outstanding immediately prior to the Option Cancellation Time will be canceled, with the holder of such stock option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount (if any) net to the holder in cash, without interest, equal to (I) the excess (if any) of (1) $14.25 over (2) the exercise price per Share subject to such stock option, multiplied by (II) the number of Shares subject to such stock option immediately prior to the Option Cancellation Time, which amount will be payable to such holder at or as soon as practicable following the Option Cancellation Time (and in any event in a special payroll that occurs within three business days after the Option Cancellation Time). Assuming all outstanding stock options are vested upon consummation of the Revised Offer and are cancelled at the Option Cancellation Time and converted to the right to receive the amount described above, the approximate value of the net cash payments that each director and executive officer of the Company could receive (before any applicable withholding taxes) (i.e., the excess, if any, of the Revised Offer Price over the per Share exercise price of the respective options multiplied by the total number of Shares subject to such options) is set forth in the table below.

In addition, executive officers may participate in the Company’s Employee Stock Purchase Plan, which is a type of stock option plan. Under that plan, executive officers (but not directors) will have the right, along with all other participating employees, to purchase Shares immediately prior to consummation of the Revised Offer at a per-Share exercise price equal to 85% of the average of the high and low Share sale prices on January 3, 2012 (i.e., a per-Share exercise price of $6.32) using any payroll deductions that have been accumulated and not refunded at such time, but not in excess of 3,364 Shares (i.e., the number of Shares with a value of $25,000 based on the per-Share value on January 3, 2012). The number of Shares ultimately available for purchase under the plan by executive officers could increase to the extent additional payroll deductions accumulate before consummation of the Revised Offer. Executive officers and other participating employees in the Company’s Employee Stock Purchase Plan may not increase, from their current levels, their rate of accumulating payroll deductions prior to consummation of the Revised Offer.

The information in the following table is based on the number of options with a per-Share exercise price less than the Revised Offer Price held by the Company’s directors and executive officers as of July 18, 2012.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options in Merger
Susan D. Bateson	257,129	$1,569,662	126,348	$902,078	$2,471,740
James H. Davis, Ph.D., J.D.	696,357	$4,160,620	133,020	$993,685	$5,154,305
Barry A. Labinger	608,309	$2,165,291	133,020	$993,685	$3,158,976
Craig C. Parker	—	$—	54,000	$325,080	$325,080
Curran M. Simpson	277,451	$2,342,628	126,348	$902,078	$3,244,706
David P. Southwell	—	$—	108,000	$639,360	$639,360
David C. Stump, M.D.	829,990	$4,849,977	133,020	$980,383	$5,830,360
H. Thomas Watkins	2,891,600	$17,653,918	443,400	$3,267,942	$20,921,860

Allan Baxter, Ph.D.	889	$18	15,111	$302	$320
Richard J. Danzig	128,889	$645,298	15,111	$302	$645,600
Colin Goddard, Ph.D.	889	$18	15,111	$302	$320
Maxine Gowen, Ph.D.	57,889	$521,558	15,111	$302	$521,860
Tuan Ha-Ngoc	89,889	$552,328	15,111	$302	$552,630
A.N. “Jerry” Karabelas, Ph.D.	128,889	$645,298	15,111	$302	$645,600
John L. LaMattina, Ph.D.	29,880	$262,048	15,111	$302	$262,351
Augustine Lawlor	128,889	$537,778	15,111	$302	$538,080
George J. Morrow	889	$18	15,111	$302	$320
Gregory Norden	889	$18	15,111	$302	$320
Robert C. Young, M.D.	84,059	$518,705	15,111	$302	$519,007

Treatment of Restricted Stock Units

Upon a change in control of the Company (which, as with the stock options, for this purpose will occur upon consummation of the Revised Offer), all unvested restricted stock units (“RSUs”) held by directors and executive officers of the Company become fully vested and payable. Upon vesting, or as soon as practicable thereafter, the Company settles RSUs by issuing to the holder an equivalent number of Shares or, in the Company’s discretion in the case of RSUs held by directors that become vested as the result of a change in control, by delivering cash in an amount equal to the fair market value of such Shares (a per-Share cash payment of $14.25 immediately following consummation of the Revised Offer). Assuming all unvested RSUs are vested upon consummation of the Revised Offer, all Shares issued thereunder would be cancelled and converted in the Merger into a right to receive the Revised Offer Price (subject to any applicable withholding of taxes required by applicable law). If there shall have been validly tendered and not validly withdrawn prior to the Offer Closing that number of Shares which, when added to the Shares already owned by GSK and its subsidiaries, represents more than 80% of the total number of outstanding Shares as of the Offer Closing, each RSU that is outstanding immediately prior to the Offer Closing will be canceled, with the holder of such RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount net to the holder in cash, without interest, equal to the Revised Offer Price multiplied by the number of Shares subject to such RSU immediately prior to the Offer Closing, which amount shall be payable (subject to any applicable withholding of taxes required by applicable law) to such holder at or as soon as practicable following the Offer Closing (and in any event in a special payroll that occurs within three business days after the Option Cancellation Time). The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for cancellation of outstanding RSUs and/or cancellation of Shares issued in settlement of such RSUs is set forth in the table below. This information is based on the Revised Offer Price and the number of RSUs held by the Company’s directors and executive officers as of July 18, 2012.

Name of Executive Officer or Director	Number of RSUs	Cash Consideration for RSUs
Susan D. Bateson	—	$—
James H. Davis, Ph.D., J.D.	—	$—
Barry A. Labinger	—	$—
Craig C. Parker	—	$—
Curran M. Simpson	26,334	$375,260
David P. Southwell	—	$—
David C. Stump, M.D.	—	$—
H. Thomas Watkins	—	$—

Allan Baxter, Ph.D.	2,500	$35,625
Richard J. Danzig	4,166	$59,366
Colin Goddard, Ph.D.	4,166	$59,366
Maxine Gowen, Ph.D.	4,166	$59,366
Tuan Ha-Ngoc	4,166	$59,366
A. N. “Jerry” Karabelas, Ph.D.	4,166	$59,366
John L. LaMattina, Ph.D.	4,166	$59,366
Augustine Lawlor	4,166	$59,366
George J. Morrow	4,166	$59,366
Gregory Norden	4,166	$59,366
Robert C. Young, M.D.	4,166	$59,366

The following table sets forth the approximate total amount of consideration that each director and executive officer of the Company would be entitled to receive in connection with the consummation of the Revised Offer and the Merger as a result of the Company equity interests held by each director or executive officer as of July 18, 2012. The table does not include “change in control” payments to the executive officers upon completion of the Revised Offer and payments if the executive officers were to be terminated in connection with the Revised Offer. Such payments are detailed below in the section entitled “Potential Severance and Change in Control Benefits of Executive Officers.”

Name of Executive Officer or Director	Cash Consideration for Shares (1)	Cash Consideration for RSUs	Cash Consideration for Stock Options	Total Cash Consideration in connection with Revised Offer and Merger
Susan D. Bateson	$887,348	$—	$2,471,740	$3,359,088
James H. Davis, Ph.D., J.D.	$1,264,531	$—	$5,154,305	$6,418,836
Barry A. Labinger	$261,659	$—	$3,158,976	$3,420,634
Craig C. Parker	$—	$—	$325,080	$325,080
Curran M. Simpson	$226,319	$375,260	$3,244,706	$3,846,284
David P. Southwell	$1,294,399	$—	$639,360	$1,933,759
David C. Stump, M.D.	$278,958	$—	$5,830,360	$6,109,318
H. Thomas Watkins	$2,366,573	$—	$20,921,860	$23,288,433

Allan Baxter, Ph.D.	$—	$35,625	$320	$35,945
Richard J. Danzig	$92,625	$59,366	$645,600	$797,591
Colin Goddard, Ph.D.	$81,596	$59,366	$320	$141,281
Maxine Gowen, Ph.D.	$337,212	$59,366	$521,860	$918,438
Tuan Ha-Ngoc	$227,615	$59,366	$552,630	$839,611
A. N. “Jerry” Karabelas, Ph.D.	$241,424	$59,366	$645,600	$946,389
John L. LaMattina, Ph.D.	$598,628	$59,366	$262,351	$920,344
Augustine Lawlor	$592,729	$59,366	$538,080	$1,190,174
George J. Morrow	$142,500	$59,366	$320	$202,186
Gregory Norden	$35,625	$59,366	$320	$95,311
Robert C. Young, M.D.	$453,891	$59,366	$519,007	$1,032,264

(1)	For Drs. Gowen and Young, cash consideration for Shares includes consideration for Shares they own plus payment of deferred stock units credited to their account under the Non-Employee Director Equity Compensation Plan as described in the section on “Director Compensation” below.

Potential Severance and Change in Control Benefits of Executive Officers

The Company’s Chief Executive Officer and other key executives are participants in the Company’s Second Amended and Restated Key Executive Severance Plan (the “Key Executive Severance Plan”). In addition to full vesting of equity awards in connection with a change in control, as described above, the Key Executive Severance Plan provides that in the event the executive’s employment is terminated by the Company or by a successor without cause or by the executive for good reason, in either case within 18 months after a change in control (including, under the facts here, consummation of the Revised Offer), or by the Company during any period of time when the Board has knowledge that any third person has taken steps reasonably calculated to effect a change in control of the Company until, in the opinion of the Board, the third party has abandoned or terminated its efforts to effect a change in control, the Company will make a cash payment to the executive in a single lump sum within thirty days after his or her termination of employment (subject to a six month delay of payment if required under applicable tax rules) equal to 1.5 times (2.0 times in the case of the Chief Executive Officer) the sum of the executive’s annual salary plus average annual bonus and the executive will be entitled to continue to participate in the Company’s group medical, dental, life and disability programs for a period of 18 months (24 months in the case of the Chief Executive Officer) at the same rates applicable to the executive during the executive’s employment. No tax gross-up is provided under the Key Executive Severance Plan other than for income taxes that may apply to the continuation of welfare benefits. Each executive has agreed to a confidentiality and twelve month non-solicitation provision as a condition to participation in the Key Executive Severance Plan. Under the Key Executive Severance Plan, the amounts payable upon a change in control may be reduced if the executive became liable for payment of excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to “excess parachute payments” as defined in Section 280G of the Code and reducing the benefit would provide the executive with a better net after-tax result than if no such reduction were applied.

Under the Key Executive Severance Plan, a termination for “good reason” generally means a termination by the executive due to: (i) removal from, or failure to be reappointed or reelected to, the executive’s principal positions immediately prior to the change in control (other than as a result of a promotion); (ii) a material diminution in the executive’s title, position, duties or responsibilities, or the assignment to the executive of duties that are inconsistent, in a material respect, with the scope of duties and responsibilities associated with the executive’s position immediately prior to the change in control; (iii) a material reduction in the executive’s base compensation or target bonus opportunity; (iv) relocation of the executive’s principal workplace to a location which is more than fifty miles from the executive’s principal workplace on the date the change in control occurs; or (v) any material failure by the Company to require a successor to assume its obligations under the plan.

Assuming the employment of the Company’s executive officers had been terminated following a change in control of the Company by the Company without cause or by the executive officer for good reason on July 18, 2012, without any reduction for purposes of Section 4999 of the Code, they would have been entitled to the following payments and benefits (determined without regard to any accelerated equity incentive compensation vesting, which is described above):

Executive	Lump Sum Base + Bonus	Benefits	Total (1)
Susan D. Bateson	$755,500	$32,260	$787,760
James H. Davis, Ph.D., J.D.	$1,120,000	$57,860	$1,177,860
Barry A. Labinger	$1,127,500	$47,875	$1,175,375
Craig C. Parker	$750,000	$34,893	$784,893
Curran M. Simpson	$880,000	$40,100	$920,100
David P. Southwell	$907,500	$40,969	$948,469
David C. Stump, M.D.	$1,267,500	$48,038	$1,315,538
H. Thomas Watkins	$2,680,000	$73,004	$2,753,004

(1)	The calculation of the total payment is based on the following: (i) base pay using salary as of February 11, 2012 (the date on which annual salary adjustments were made); (ii) the average annual bonus payments for fiscal 2011, fiscal 2010, and fiscal 2009 (for Mr. Southwell, fiscal 2011 and fiscal 2010, and for Mr. Parker, hired in 2011, an annualized bonus for fiscal 2011); (iii) health benefits based on 2012 COBRA rates; and (iv) life and disability insurance premiums based on current formula calculations.

6. Item 3 of the Statement is further amended by inserting the following text at the end of the subsection entitled “Indemnification of Directors and Officers”:

The Merger Agreement requires the surviving corporation in the Merger to cause its organizational documents to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former directors or officers of the Company and its subsidiaries than are provided in the Company’s organizational documents as of the date of the Merger Agreement for a period of six years from the Effective Time (as defined in the Merger Agreement). The Merger Agreement also requires that any indemnification or other agreements of the Company in effect on the date of the Merger Agreement shall be assumed by the surviving corporation in the Merger, shall continue in full force and effect, and shall not be modified for a period of six years from the Effective Time in any manner that would affect adversely the rights of individuals who were directors, officers, employees or agents of the Company prior to the Effective Time. In addition, the Merger Agreement requires GSK and the surviving corporation in the Merger to maintain the Company’s current directors’ and officers’ liability insurance policies (or substitute insurance of substantially equivalent coverage and amounts containing terms that are no less favorable to the indemnified parties) or cause the Company to obtain a prepaid directors’ and officers’ liability insurance policy at GSK’s expense on terms that are no less favorable to the indemnified parties for six years following the Effective Time. However, neither GSK nor the surviving corporation in the Merger will be required to pay annual premiums in excess of 300% of the current annual premiums paid by the Company for such insurance.

Item 4.	The Solicitation or Recommendation

1. Item 4 of the Statement is hereby amended by restating the subsection entitled “Solicitation Recommendation” in its entirety as follows:

Solicitation Recommendation

The Company has entered into the Merger Agreement with Purchaser and GSK which provides, among other things, (i) that Purchaser, pursuant to the Revised Offer, shall offer to purchase all of the issued and outstanding Shares for cash consideration of $14.25 per Share and (ii) as promptly as practicable following consummation of the Revised Offer, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by GSK, Purchaser and the Company or any of the Company’s subsidiaries or stockholders who properly perfect appraisal rights under Delaware law) will be cancelled and converted into the right to receive the Revised Offer Price in cash (without interest and subject to applicable withholding taxes).

The Board has reviewed the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of the Company unanimously recommends that you ACCEPT the Revised Offer and TENDER your Shares pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

A copy of the letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(25) hereto, and is incorporated herein by reference.

2. Item 4 of the Statement is further amended and supplemented by adding the following text to the end of the subsection entitled “Background of the Offer; Reasons for the Recommendation — Background”:

The following is additional background on the Company’s strategic alternative review process and background leading up to the Revised Offer.

In connection with the Board’s determination that the original $13.00 Offer was inadequate and its recommendation that stockholders not tender their Shares pursuant to the original $13.00 Offer, the Board instructed the Company’s management, with the assistance of the Company’s financial advisors, to explore strategic alternatives to maximize stockholder value, including, but not limited to, a potential sale of the Company and remaining independent, and to contact appropriate third parties in order to explore the availability of a transaction that reflected the full inherent value of the Company. Following such authorization, the Company conducted a thorough process, pursuant to which 33 pharmaceutical and biotechnology companies were contacted regarding such parties’ interest in a transaction involving a sale of the Company. In connection with this process, five interested parties, including major pharmaceutical and biotechnology companies (the “Interested Parties”), entered into confidentiality agreements with the Company, received due diligence materials from the Company and engaged in a due diligence review of confidential information of the Company. Between May 11, 2012 and July 9, 2012, the Company provided management presentations to four of the Interested Parties. In connection with their due diligence review, the Interested Parties spent extensive time and efforts discussing various issues with the Company and its advisors.

Among the parties contacted by the Company was a third party who previously had sent the Company a letter dated August 3, 2010 indicating its preliminary interest in pursuing a possible acquisition of all of the outstanding Common Stock of the Company at a price of $35.00 per Share in cash. (On August 2, 2010, the closing price of the Company’s Common Stock was $26.33 per Share.) In August 2010, the Company and the Board consulted with its then financial and legal advisors and concluded that a possible sale transaction at the suggested price was not in the best interests of the Company and its stockholders given that action by the FDA for approval of BENLYSTA was expected later that year and that the Company then believed that its best long-term strategic alternative was to remain an independent company and pursue the commercialization of BENLYSTA and the development of the other products then in its pipeline. After considering the preliminary proposal and its alternatives, the Company advised the third party in August 2010 of the Board’s conclusion that the proposal was not in the best interests of the Company and its stockholders and the third party made no further contact with the Company. Following the receipt of the $13.00 Offer from GSK, that third party declined the Company’s invitation to participate in the Company’s strategic alternative review process.

On May 31, 2012, first round process letters were distributed to those Interested Parties which had expressed interest in proposing a transaction with the Company, in which the Company set forth the calendar and bidding procedures for the process, including due dates for revised drafts of the merger agreement by July 9, 2012 and final bids no later than July 16, 2012. Thereafter, the Company and its advisors held numerous due diligence follow-up calls with Interested Parties. On June 14, 2012, GSK was again invited to participate in the strategic alternative review process and, on June 15, 2012, GSK again declined. On June 25, 2012, the Company distributed a second round process letter to one of the Interested Parties remaining in the process, and confirmed the previously established bid deadline of July 16, 2012. Although no Interested Party submitted a revised draft of the merger agreement on the July 9, 2012 deadline, two Interested Parties continued their due diligence review.

After the strategic review process commenced and periodically thereafter through July 10, 2012, Mr. Watkins, the Company’s President and Chief Executive Officer, updated the Board on the status of the strategic review process and the consideration by the Interested Parties of a possible transaction, both in formal Board meetings on April 23, 2012, May 2, 2012, May 9, 2012, May 15-16, 2012, May 24, 2012, May 31, 2012, June 8, 2012, June 22, 2012 and June 29, 2012 and in periodic informal Board calls.

As part of the consideration by HGS of its strategic alternatives, and in preparation for the previously disclosed bid deadline of July 16, 2012, Mr. Watkins contacted Sir Andrew Witty, Chief Executive Officer of GSK, on July 10, 2012 to indicate that HGS was prepared to enter into negotiations to determine whether mutually acceptable terms for a transaction could be reached between HGS and GSK. Mr. Watkins stated his belief that the Board would be open to engaging in discussions for a negotiated transaction with GSK and was focused on a value for the Company above $16.00 per Share. During subsequent calls, Mr. Watkins and Sir Andrew continued to discuss the possibility of HGS and GSK commencing negotiations for a potential transaction. Also on July 10, 2012, HGS’ and GSK’s respective legal advisors discussed the process that might arise in connection with potential negotiations.

On July 11, 2012, at a regularly scheduled telephonic meeting of the Board, Mr. Watkins provided an update to the Board on his contacts with Sir Andrew and on the status of the strategic alternative review process. Mr. Watkins also noted that he did not anticipate hearing from Sir Andrew before the end of the week. In addition, Mr. Watkins informed the Board that it was not likely that any Interested Party would make an alternative cash offer by the bid deadline. The Board and its advisors discussed the desire to ascertain the best available price obtainable from GSK in order to fully evaluate that price against the Company’s strategic alternatives, including the possibility of remaining independent.

After the close of the market on July 13, 2012, Sir Andrew contacted Mr. Watkins to indicate that GSK would be willing to enter into negotiations and to increase its Offer price to $13.75 per Share subject to HGS entering into an agreement with GSK prior to the market open on July 16, 2012. Sir Andrew further indicated that if $13.75 per Share was not accepted prior to July 16, 2012, GSK would move forward with the current Offer price of $13.00. Later that day, Mr. Watkins contacted Sir Andrew to inform him that a transaction at a price of $13.75 per Share was insufficient and that any revised proposal should be meaningfully higher than $13.00 per Share. Sir Andrew and Mr. Watkins agreed that they would remain in contact over the weekend.

On July 14, 2012, Mr. Watkins contacted Sir Andrew to reiterate that $13.75 was insufficient and to indicate that he could support a proposal at $15.50, although any final determination would be subject to HGS Board approval. Later that afternoon, Sir Andrew contacted Mr. Watkins to reject the $15.50 price and to reconfirm his earlier proposal to increase GSK’s Offer price to $13.75. Late in the day on July 14, 2012, Mr. Watkins and the Company’s financial and legal advisors updated the Board on the status of the negotiations.

During the afternoon of July 15, 2012, Mr. Watkins and Sir Andrew and representatives of HGS’ and GSK’s respective financial advisors engaged in further discussions and negotiations with respect to a price at which both parties might be able to reach an agreement. During the course of these discussions, Mr. Watkins proposed to Sir Andrew an Offer price of $14.30 per Share, which was followed by a counterproposal from Sir Andrew of an Offer price of $14.25 per Share subject to HGS entering into an agreement with GSK prior to the opening of trading on July 16, 2012. Mr. Watkins agreed to communicate GSK’s revised proposal to the HGS Board. Representatives of DLA Piper then sent a draft merger agreement and certain related documents to GSK’s legal counsel.

Later that afternoon, the Board convened telephonically with members of management and the Company’s legal and financial advisors present. Mr. Watkins updated the Board on his discussions with Sir Andrew and GSK’s revised proposal to increase the Offer price to $14.25 per Share subject to HGS entering into an agreement with GSK prior to the opening of trading on July 16, 2012. Members of the Board asked questions of management and its financial advisors regarding the negotiations with GSK and the increased Offer price. The Board decided to convene telephonically in the morning on July 16, 2012 to more fully review GSK’s proposal, along with the proposed merger agreement, and to discuss with its financial advisors their respective financial analyses of the proposed Offer price. The Board then excused representatives of Goldman Sachs from the meeting, after which management discussed with the Board Goldman Sachs’ participation as counterparty to the Capped Call Transactions. Members of management then updated the Board on the status of the Capped Call Transactions and explained that the Capped Call Transactions would be cancelled in connection with the announcement or consummation of a transaction with GSK and that cancellation payments would be made to the Company under the terms of the Capped Call Transactions and described the range of values on which that would occur, which range included the estimated cancellation amount described in Item 5 below under the subsection entitled “Capped Call Transactions”. Management also confirmed its belief that each of Credit Suisse and Goldman Sachs would be in a position to deliver an oral fairness opinion to the Board in connection with their presentation of their respective financial analyses of the proposed Offer price.

During the evening of July 15, 2012, management and the Company’s legal advisors held numerous discussions with GSK and its legal advisors to negotiate and finalize the terms of the proposed merger agreement. In addition, HGS and Purchaser entered into a confidentiality agreement and HGS provided GSK with access to due diligence materials. The confidentiality agreement expressly provided that it would not preclude GSK and Purchaser from pursuing or consummating the Offer, amending the Offer or soliciting consents from HGS stockholders.

During the early morning of July 16, 2012, the Board convened telephonically with members of the Company’s management, Dr. Papadopoulos, and the Company’s legal and financial advisors to review GSK’s revised proposal, including the proposed Merger Agreement, and the legal, financial and other considerations relevant thereto. Representatives of DLA Piper and Skadden Arps reviewed with the Board its fiduciary duties and presented a summary of the terms and conditions of the proposed Merger Agreement. Representatives of Credit Suisse and Goldman Sachs updated the Board on the process that was conducted and the various Interested Parties that had engaged in the process. Representatives of Credit Suisse and Goldman Sachs then discussed with the Board their respective financial analyses of the proposed Offer price and each rendered to the Board its oral opinion, confirmed by delivery of separate written opinions dated July 16, 2012, to the effect that, as of that date and based upon and subject to the factors, limitations, qualifications and assumptions set forth in their respective written opinions, the $14.25 per Share consideration to be paid to holders of Company common stock (other than GSK and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After careful consideration, including discussions with the Company’s management, Dr. Papadopoulos, and the Company’s legal and financial advisors, and taking into account the factors described under “Reasons for the Recommendation of the Board” below, including the lack of an alternative transaction, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger. The Board unanimously determined to recommend that the Company’s stockholders accept the Revised Offer, tender their Shares to Purchaser pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

At approximately 9:00 a.m. on July 16, 2012, the Company, Purchaser and GSK executed the Merger Agreement and issued a joint press release with respect to the execution of the Merger Agreement and announcing that GSK had amended the Offer to increase the Offer price to $14.25 and extended the expiration date to 12:00 midnight, New York City time, on July 27, 2012. A copy of the press release is incorporated by reference as Exhibit (a)(21) to the Statement and is incorporated herein by reference.

3. Item 4 of the Statement is further amended and supplemented by restating the subsection entitled “Background of the Offer; Reasons for the Recommendation — Reasons for the Recommendation” in its entirety as follows:

Reasons for the Recommendation

At a special meeting of the Board held on July 16, 2012, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger. Accordingly, the Board recommends that stockholders ACCEPT the Revised Offer and TENDER their Shares pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

In reaching its determination to approve the Merger Agreement and to recommend that stockholders accept the Revised Offer, and, if required by applicable Delaware law, adopt the Merger Agreement, the Board considered numerous factors, including, but not limited to, the following:

(1) Review of Strategic Alternatives.

Following the Board’s instruction to the Company’s management to explore strategic alternatives to maximize value for the Company’s stockholders, the Company, with the assistance of the Company’s financial advisors, commenced a thorough process. In connection with this strategic alternative review process, the Company, with the assistance of its advisors, contacted 33 pharmaceutical and biotechnology companies, entered into five confidentiality agreements with Interested Parties, provided management presentations to four of the

Interested Parties, and provided due diligence materials to and held numerous follow-up due diligence calls with the Interested Parties. None of the Interested Parties were willing to propose a transaction that provided more value to the Company’s stockholders than the Revised Offer. In addition, the Board considered and reviewed, in consultation with the Company’s management and legal and financial advisors, strategic alternatives to maximize value for the Company’s stockholders, including, but not limited to, a sale of the Company or remaining as an independent public company, as well as the potential benefits, risks and uncertainties associated with such alternatives. The Board believes that consummation of the Revised Offer and the Merger represent the Company’s best prospect for maximizing stockholder value.

(2) The Company’s Financial Condition and Prospects.

The Board reviewed the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan and potential long-term value, taking into account its future prospects and risks if it were to remain an independent company, including, but not limited to:

•

the Company’s recent financial performance, which in the first quarter of 2012 reflected continued increases in BENLYSTA gross sales and the number of accounts ordering BENLYSTA, as well as second quarter BENLYSTA gross sales;

•

the Company’s pipeline of products, including darapladib, albiglutide, raxibacumab, and the Company’s earlier-stage pipeline products, and the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of the Company’s pipeline products;

•	the Company’s prospects for future growth, which involve potential benefits inherent in, as well as the risks associated with, executing its business plan;

•	the highly competitive and rapidly evolving nature of the biotechnology and pharmaceutical industry; and

•

the risks identified in the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended December 31, 2011 and quarterly report on Form 10-Q for the quarter ended March 31, 2012.

(3) Full and Fair Value.

The Board believes that the Revised Offer represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan, the risks related thereto, and potential long-term value.

(4) Loss of Opportunity.

The Board considered the possibility that, if it declined to adopt the Merger Agreement, there may not be another opportunity for the Company’s stockholders to receive a comparably priced transaction and that the short-term market price for the Shares could fall below the value of the Revised Offer price, and possibly substantially below the value of the Revised Offer price.

(5) Premium to Current and Historical Trading Prices of Shares.

The price to be paid pursuant to the Merger Agreement and the Revised Offer reflects an almost 99% premium to the closing price of the Shares on the NASDAQ Global Select Market on April 18, 2012 the last trading day prior to the first public announcement of GSK’s initial proposed offer, an approximately 84% premium to the one month trailing average closing price per share on the NASDAQ Global Select Market on April 18, 2012 and an approximately 67% premium to the six month trailing average closing price per share on the NASDAQ Global Select Market on April 18, 2012. The Board also considered the approximately -1.7% premium to the one year trailing average closing price per Share on the NASDAQ Global Select Market on April 18, 2012.

(6) Certainty of Value and Likelihood of Completion.

The form of consideration to be paid to holders of Shares in the Revised Offer and Merger is cash, which will provide certainty of value to the Company’s stockholders. The Board believes the Revised Offer and Merger are very likely to be completed promptly, based upon, among other things, the fact that pursuant to the Merger Agreement, GSK’s obligations to consummate the Revised Offer and the Merger are not subject to a financing condition and are otherwise subject to very limited conditions.

(7) Structure of the Transaction and Timing of Completion.

The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as an amendment to an outstanding tender offer for all of the outstanding Shares, allows stockholders of the Company to receive cash consideration for their Shares on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders, followed by the Merger, in which stockholders will receive the same per Share consideration as received by stockholders who tender their Shares in the Revised Offer. In addition, U.S. antitrust clearance for the transaction already had been obtained.

(8) Opinions of Financial Advisors.

Each of Credit Suisse and Goldman Sachs delivered to the Board its oral opinion, subsequently confirmed in writing by delivery of separate written opinions dated July 16, 2012, to the effect that, as of that date and based upon and subject to the factors, limitations, qualifications and assumptions set forth in their respective written opinions, the $14.25 per Share consideration to be paid to holders of Company common stock (other than GSK and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinions of the Company’s Financial Advisors.”

(9) Terms of the Merger Agreement.

•

Consideration of Alternative Transaction Proposals. The terms of the Merger Agreement permit the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited proposal for an alternative transaction from a third party prior to the consummation of the Revised Offer, and the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept an unsolicited superior proposal upon payment of a termination fee of $115 million, which the Board believes is within the customary range of termination fees for this type of transaction.

•

Board’s Ability to Change or Withdraw its Recommendation. The Board is permitted pursuant to the terms of the Merger Agreement, to withdraw, modify or change its recommendation in favor of the Revised Offer and the Merger, in a manner adverse to GSK or Purchaser, under certain circumstances specified in the Merger Agreement, including in connection with an unsolicited superior proposal after complying with the terms of the Merger Agreement, subject to payment of a termination fee of $115 million if, as a result, GSK terminates the Merger Agreement.

(10) Availability of Appraisal Rights.

Statutory appraisal rights are available to the Company’s stockholders who do not tender their Shares in the Revised Offer and who otherwise comply with all the required procedures under Delaware law, which allows such stockholders to seek appraisal of the fair value of their Shares in connection with the Merger as determined by the Delaware Court of Chancery.

The Board also considered potential risks relating to the Merger and the Revised Offer, including the following:

(1) No Stockholder Participation in Future Growth or Earnings.

The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company and/or GSK is successful in developing some or all of the products in the Company’s pipeline or as to which the Company has economic rights, including darapladib and albiglutide.

(2) Interim Restrictions on Business.

The Merger Agreement contains customary restrictions on the conduct of the Company’s business prior to the effective time of the Merger, that require the Company to conduct its business in all material respects only in the ordinary course, subject to specific limitations, which could delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

(3) Termination Fee.

Under certain circumstances specified in the Merger Agreement, the Company could be obligated to pay GSK a termination fee in the amount of $115 million.

(4) Interests of Management.

Certain executive officers of the Company may have potential conflicts of interest, including those arrangements described more fully under Item 3. “Past Contacts, Transactions, Negotiations, and Agreements” of this Statement, that may cause such executive officers to be more likely to support the approval and adoption of the Revised Offer, the Merger and the Merger Agreement than if they did not have these interests and which interests may be different from those of stockholders generally.

(5) Taxable Consideration.

Any “gain” from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE REVISED OFFER AND TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER AND, IF REQUIRED BY APPLICABLE DELAWARE LAW, ADOPT THE MERGER AGREEMENT.

The Board reserves the right to revise this recommendation, to the extent permitted by the terms of the Merger Agreement. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Revised Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and recommended that holders of the Shares tender their Shares pursuant to the Revised Offer and, if required by applicable Delaware law, adopt the Merger Agreement.

4. Item 4 of the Statement is further amended and supplemented by adding the following text immediately following the end of the subsection entitled “Background of the Offer; Reasons for the Recommendation — Reasons for the Recommendation”:

Opinions of the Company’s Financial Advisors

Opinion of Credit Suisse

The Company retained Credit Suisse to act as its financial advisor in connection with the initial Offer, the Revised Offer and the Merger (the Revised Offer and the Merger together, the “Transaction”). In connection with Credit Suisse’s engagement, the Board requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of Shares (other than GSK and its affiliates), of the $14.25 per Share in cash, without interest (the “Consideration”), to be received by such stockholders in the Transaction pursuant to the Merger Agreement.

On July 16, 2012, at a meeting of the Board to evaluate the Transaction, Credit Suisse rendered to the Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated July 16, 2012, to the effect that as of that date and based on and subject to the matters described in its written opinion, the Consideration to be received by the holders of Shares pursuant to the Transaction was fair, from a financial point of view, to such stockholders, other than GSK and its affiliates.

The full text of Credit Suisse’s written opinion, dated July 16, 2012, to the Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex A and is incorporated in its entirety by reference into this Schedule 14D-9. The description of Credit Suisse’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Credit Suisse’s written opinion. Credit Suisse’s opinion was provided to the Board for its information in connection with its consideration of the Transaction. The opinion does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender Shares in connection with the Revised Offer, how such stockholder should vote or act on any matter relating to the proposed Transaction or any other matter.

In arriving at its opinion, Credit Suisse reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. Credit Suisse also reviewed certain other information relating to the Company and financial forecasts for the Company, including the assessments as to the validity of, risks associated with, and probability of successful commercialization of the Company’s products and product candidates, the perpetuity growth rates for the Company’s products after the expiration of the patents related thereto, and estimates with respect to the Company’s use of its tax net operating losses and tax credits (the “Projections”), provided to or discussed with Credit Suisse by the Company, and met with the Company’s management to discuss the business and prospects of the Company. Credit Suisse also considered certain financial and stock market data of the Company, and it compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company, and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the Projections, the management of the Company advised Credit Suisse, and Credit Suisse assumed that the

Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and the probabilities of the results reflected therein. In addition, Credit Suisse relied upon, with the Company’s consent and without independent verification, the assessments of the management of the Company as to the Company’s existing and future products and product candidates and the validity of, risks associated with, probability of successful commercialization of, and peak worldwide sales attributable to such products and product candidates (including, without limitation, the timing of development, testing, governmental approvals and marketing thereof, the validity and life of patents with respect thereto and the potential impact of competition thereon). Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement of the Merger Agreement. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Credit Suisse been furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Shares (other than GSK and its affiliates) of the Consideration to be received in the Transaction and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration to be received by the holders of Shares (other than GSK and its affiliates) or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, tax, regulatory, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse’s opinion did not address the merits of the Transaction as compared to alternative transactions or strategies that may have been available to the Company, nor did it address the Company’s underlying decision to proceed with the Transaction.

In preparing its opinion, Credit Suisse considered various financial and comparative analyses and factors, including those described below. The summary of Credit Suisse’s financial analysis and other factors described below is not a complete description of the considerations underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Credit Suisse made qualitative judgments with respect to the analyses and factors that it considered. Credit Suisse arrived at its ultimate opinion based on the results of the analysis undertaken and factors considered by Credit Suisse and assessed as a whole. Accordingly, such analysis and factors must be considered as a whole and selecting portions of such analysis and factors or focusing on information presented in tabular format, without considering the narrative description of the analysis, could create a misleading or incomplete view of the processes underlying Credit Suisse’s opinion.

In its analysis, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business reviewed by Credit Suisse is identical to the Company or the Revised Offer and the Merger, and an evaluation of financial data is not entirely mathematical. Rather, the evaluation involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions reviewed. The estimates contained in Credit Suisse’s analysis and the range of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analysis. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analysis are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the Revised Offer and the Merger, which Consideration was determined through negotiations between the Company and GSK, and the decision to enter into the Merger Agreement was solely that of the Board. Credit Suisse’s opinion and financial analysis were only one of many factors considered by the Board in its evaluation of the Revised Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Revised Offer and the Merger or the Consideration.

The following is a summary of the material financial analyses reviewed with the Board in connection with Credit Suisse’s opinion dated July 16, 2012. The summary below includes information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s financial analyses.

Sum-of-the-Parts Analysis. Credit Suisse performed a sum-of-the-parts analysis of the Company using (i) estimates of the probability-adjusted free cash flows for the Company’s product and product candidates BENLYSTA-SLE, BENLYSTA-Vasculitis, Darapladib, Abliglutide, HGS 1036, Raxibacumab and Mapatumumab for the period from July 1, 2012 through the expiration of the patents covering each such product as provided by Company management, applying perpetuity growth rates with respect to the periods thereafter of negative 20% for BENLYSTA-SLE, BENLYSTA-Vasculitis, HGS 1036, Raxibacumab and Mapatumumab and negative 50% for Darapladib and Abliglutide, all as reflected in the Projections, (ii) estimates of the Company’s manufacturing revenues and expenses reflected in the Projections, (iii) estimates with respect to the Company’s use of its tax net operating losses and tax credit as reflected in the Projections, (iv) estimates of the Company’s corporate expenses for the period from July 1, 2012 through 2025, applying perpetuity growth rates with respect to the periods thereafter of negative 50%, all as reflected in the Projections, (v) an estimate of the Company’s net debt as of June 30, 2012 as provided by Company management and (vi) estimates of the Company’s pre-clinical research and development expenses for the period from July 1, 2012 through 2025, applying perpetuity growth rates with respect to the periods thereafter of negative 50%, all as reflected in the Projections.

Credit Suisse calculated a range of implied net present values per Share as of June 30, 2012 for each of the components described above by applying discount rates ranging from 11.50% to 14.00%, reflecting estimates of the Company’s risk-adjusted, weighted average cost of capital, to the estimates described above. The range of discount rates utilized by Credit Suisse was selected based on Credit Suisse’s assessment of certain financial metrics for the Company and other select publicly traded companies that it deemed comparable. The following table presents the result of this analysis:

Range of Implied Values Per Share
BENLYSTA — SLE	$9.18–$11.20
BENLYSTA — Vasculitis	$0.67–$0.87
Darapladib	$5.48–$6.71
Albiglutide	$0.52–$0.58
HGS 1036	$(0.62)–$(0.61)
Raxibacumab	$0.51–$0.57
Mapatumumab	$(0.03)–$0.02
Manufacturing Revenues and Expenses	$(0.03)–$(0.03)
Tax NOLs/Credits	$2.41–$2.80
Corporate Expenses	$(3.27)–$(3.63)
Net Debt	$(0.97)–$(0.95)

Sum-of-the-Parts Per Share Value (excluding Preclinical Research and Development Expenses) (*)	$13.85–$17.53

Pre-Clinical Research and Development Expenses	$(0.82)–$(0.92)

Sum-of-the-Parts Per Share Value (*)	$13.03–$16.61

(*)	Sum-of-the-Parts Share Value reflects impact of dynamic fully-diluted share count that increases with the increase in the total per Share value.

As indicated in the table above, this analysis resulted in an implied per Share reference range of $13.03 to $16.61 and an implied per share reference range (excluding the Company’s pre-clinical research and development expenses) of $13.85 to $17.53, as compared to the Consideration of $14.25 per Share in the Transaction.

Selected Companies Analysis. Credit Suisse considered certain financial data for the Company and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were chosen because they were deemed to be similar to the Company in one or more respects, including the nature of their business, size, and financial performance. No specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. In choosing the selected companies, Credit Suisse focused on public companies in the biotechnology industry. Credit Suisse identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to the Company. The selected companies were:

•	Vertex Pharmaceuticals

•	BioMarin Pharmaceutical Inc.

•	Onyx Pharmaceuticals Inc.

•	Amylin Pharmaceuticals, Inc.

•	Seattle Genetics, Inc.

•	United Therapeutics Corporation

•	Dendreon Corp.

Credit Suisse reviewed, among other things, enterprise value of each of the selected companies, as a multiple of the mean estimates of calendar year 2012 and 2013 revenues for the company published by the Institutional Brokers’ Estimates System (“IBES”). Each company’s enterprise value was calculated as the company’s aggregate market capitalization based on its closing stock prices as of July 13, 2012 (other than Amylin Pharmaceuticals, Inc., which is based on the closing stock price as of March 27, 2012, the date prior to when news of a potential transaction became public) plus the company’s total debt less cash and cash equivalents as reflected on its most recent publicly available financial statements. This analysis resulted in the following mean, median, high and low multiples for the selected companies:

	Enterprise Value / 2012E Revenue	Enterprise Value / 2013E Revenue
Mean	8.2x	6.5x
Median	6.1x	5.7x
High	13.7x	11.1x
Low	2.8x	2.2x

As noted above, no company or business used in Credit Suisse’s selected companies analysis for comparative purposes is identical to the Company and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the mean, median, high and low) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected companies analysis and its experience and judgment, Credit Suisse applied a range of multiples to corresponding revenue estimates for the Company to calculate implied valuation reference ranges per Share. Credit Suisse applied multiples of 8.0x to 9.5x to Company management’s estimated revenue for calendar year 2012 as reflected in the Projections and multiples of 4.5x to 5.5x to Company management’s estimated revenue for calendar year 2013 as reflected in the Projections, which resulted in an implied valuation reference range of $9.00 to $11.50 per Share, as compared to the Consideration of $14.25 per Share in the Transaction.

Selected Acquisitions Analysis. Credit Suisse also considered the financial terms of certain publicly-announced acquisition transactions that Credit Suisse deemed relevant. The selected transactions were chosen because the target companies were deemed to be similar to the Company in one or more respects, including the nature of their business, size, and financial performance. In choosing the selected transactions, Credit Suisse focused on transactions involving commercial stage target companies in the biotechnology industry announced since June 2007 with transaction values of between $500 million and $7 billion. Otherwise, no specific numeric or other similar criteria were used to choose the selected transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Credit Suisse identified a sufficient number of transactions for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the Transaction. The selected transactions were:

Date Announced	Acquiror	Target
06/29/12	Bristol-Myers Squibb Company	Amylin Pharmaceuticals, Inc.
05/02/11	Teva Pharmaceutical Industries Ltd.	Cephalon, Inc.
10/06/10	Johnson & Johnson	Crucell N.V.
09/07/10	Bristol-Myers Squibb Company	ZymoGenetics, Inc.
06/30/10	Celgene Corporation	Abraxis BioScience, Inc.
05/16/10	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.
03/12/09	Gilead Sciences Inc.	CV Therapeutics Inc.
10/06/08	Eli Lilly and Company	ImClone Systems Inc.
06/04/08	Ipsen, S.A.	Tercica, Inc.
12/10/07	Eisai Co., Ltd.	MGI Pharma, Inc
11/09/07	Celgene Corporation	Pharmion Corporation

Credit Suisse reviewed, among other things, the transaction value of each of the selected transactions as a multiple of both the last twelve months revenue of the target company prior to the announcement of the transaction (“LTM Revenue”) and the estimated revenue of the target company over the twelve months after the announcement of the transaction as published by selected Wall street analysts (or “NTM Revenue”). This analysis resulted in the following mean and median multiples for the selected transactions:

	Enterprise Value / LTM Revenue	Enterprise Value / NTM Revenue
Median	9.1x	7.5x
Mean	11.6x	7.9x

As noted above, no transaction used in Credit Suisse’s selected acquisitions analysis for comparative purposes is identical to the Revised Offer and the Merger and an evaluation of the results of the selected acquisitions analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the median and mean) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment.

Taking into account the results of the selected acquisitions analysis and its experience and judgment, Credit Suisse applied multiples of 8.5x to 9.5x to revenue of the Company for the twelve month period ended June 30, 2012 as provided by Company management, and multiples of 8.0x to 9.0x to management’s estimated revenue for the Company for the twelve month period ending June 30, 2013. This analysis resulted in an implied valuation reference range of $7.50 to $14.00 per Share as compared to the Consideration of $14.25 per Share in the Transaction.

Other Information. Credit Suisse also noted for the Board certain additional factors for informational purposes, including, among other things, the following:

•

implied premiums paid in the selected transactions referred to above under “Selected Acquisitions Analysis” over (a) the closing price of the target company’s stock as reported one day before announcement of the relevant transaction (from which Credit Suisse derived a selected range of premiums of 45% to 65%), which Credit Suisse applied to the closing price of the Shares on April 18, 2012 (the last trading day prior to the first public announcement of GSK’s initial proposed Offer), and (b) the average closing price of the target company’s stock over the 30-day period preceding the announcement of the relevant transaction (from which Credit Suisse derived a selected range of premiums of 55% to 75%), which Credit Suisse applied to the average closing price of the Shares for the 30-day period preceding April 18, 2012. This analysis resulted in an implied equity value of approximately $10.40 to $13.60 per Share;

•

one-year forward stock price targets for the Shares reflected in publicly available Wall Street research analyst reports as of April 18, 2012, which indicated low and high price targets for the Shares ranging from $7.00 to $23.00 per Share; and

•

historical trading prices of the Shares during the 52-week period ended April 18, 2012, which reflected low and high prices of the Shares during such period of $6.64 and $29.70 per Share, respectively.

Miscellaneous. The Company selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Under the terms of the Company’s engagement letter with Credit Suisse, the Company has agreed to pay Credit Suisse an aggregate fee of approximately $25 million for its advisory services in connection with the Transaction, all but $2 million of which is contingent upon the consummation of the Revised Offer. In addition, the Company has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement and to reimburse Credit Suisse for certain expenses resulting from or arising out of the engagement.

Credit Suisse and its affiliates have in the past provided, and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse and its affiliates have in the past provided, and are currently providing and in the may future provide, investment banking or other financial services to GSK and its affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, including having acted as a co-manager in connection with the public offering in May 2012 of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, GSK. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, GSK and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, GSK and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

Opinion of Goldman Sachs

On July 16, 2012, at a meeting of the Board to evaluate the Transaction, Goldman Sachs rendered to the Board its oral opinion, which opinion was confirmed by delivery of a written opinion, dated July 16, 2012, to the effect that, as of the date of the written opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the $14.25 per Share in cash to be paid to the holders (other than GSK and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 16, 2012, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B hereto. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Revised Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	annual reports to stockholders and Annual Reports on Form 20-F of GSK for the five fiscal years ended December 31, 2011;

•	certain other communications from the Company and GSK to their respective stockholders;

•	certain publicly available research analyst reports for the Company;

•

the Tender Offer Statement on Schedule TO filed by GSK and the Purchaser, with the SEC on May 10, 2012, as amended through Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by GSK and the Purchaser with the SEC on June 29, 2012;

•

the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the SEC on May 17, 2012, as amended through Amendment No. 10 to the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 with the SEC on June 29, 2012; and

•

certain financial analyses and forecasts for the Company, including assumed probabilities associated with certain future events contemplated by such forecasts, as prepared by the management of the Company and approved for Goldman Sachs’ use by the Company (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Shares; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than GSK and its affiliates) of Shares, as of the date of the opinion, of the $14.25 per Share in cash to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $14.25 per Share in cash to be paid to the holders (other than GSK and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion does not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or GSK or the ability of the Company or GSK to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering its opinion dated July 16, 2012. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 13, 2012, the last trading day before the public announcement of the Transaction, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the two-year period ended April 18, 2012, the last trading day before the public announcement of GSK’s initial $13.00 per Share offer (the “last undisturbed trading day”). In addition, Goldman Sachs analyzed the $14.25 per Share to be paid to the holders of Shares in the Transaction in relation to the prices of the Shares on April 18, 2012, on selected dates prior to April 18, 2012 and over selected periods ended April 18, 2012. The following table presents the results of this analysis:

Date	Spot Share Price	Premium/(Discount) Based on Revised Offer
April 18, 2012	$7.17	98.7%
1 Week Prior	7.55	88.7%
1 Month Prior	8.12	75.5%
1 Year Prior	28.02	(49.1)%
52-Week High (December 19, 2011)	29.70	(52.0)%
52-Week Low (April 27, 2011)	6.64	114.8%

Period	Average Share Price	Premium/(Discount) Based on Revised Offer
1 Month	$7.76	83.6%
3 Months	8.49	67.9%
6 Months	8.54	66.8%
9 Months	10.63	34.0%
1 Year	14.50	(1.7)%

Illustrative Sum-of-the Parts Analysis. Goldman Sachs performed an illustrative sum-of-the-parts analysis to calculate the implied value of the Company (excluding the value of darapladib) on a per Share basis using (i) estimates of the free cash flows for the Company’s products BENLYSTA SLE (including IV, SC and nephritis) and raxibacumab for the period from June 30, 2012 through the expiration of the patents covering each such product as provided by Company management, applying perpetuity growth rates with respect to the periods thereafter of negative 20%, all as reflected in the Forecasts (ii) estimates of the Company’s net cash as of June 30, 2012 as provided by Company management and estimates of the Company’s use of its tax net operating losses and tax credits, its corporate expenses, its manufacturing revenue and expenses and its pre-clinical research and development expenses, all as reflected in the Forecasts (together, the “Unallocated Cash Flow Items”) and (iii) probability-adjusted estimates of the free cash flows for the Company’s product candidates BENLYSTA vasculitis, albiglutide, HGS 1036 and mapatumumab for the period from June 30, 2012 through the expiration of the patents covering each such product as provided by Company management, applying perpetuity growth rates with respect to the periods thereafter of negative 20% for BENLYSTA vasculitis, mapatumumab, and HGS 1036 and negative 50% for abliglutide, all as reflected in the Forecasts (together, the “Risk Adjusted Pipeline”). Goldman Sachs calculated implied net present values per Share as of June 30, 2012 of each of the foregoing components using a range of illustrative discount rates from 10.0% to 12.0%, reflecting estimates of the Company’s weighted average cost of capital (“WACC”), to the estimates described above.

Goldman Sachs also calculated a range of implied net present values per Share as of June 30, 2012 with respect to the Company’s product candidate darapladib using a range of illustrative discount rates from 10.0% to 12.0%, and different estimates of the free cash flows for darapladib for the period from June 30, 2012 through the expiration of the patents covering darapladib, each reflecting a different peak sales assumption for darapladib — ranging from $0 to $15.9 billion — as provided by Company management. With respect to the estimates of free cash flows relating to each of the peak sales assumptions, Goldman Sachs applied perpetuity growth rates of negative 50%, as provided by Company management, to the periods after the expiration of the patents covering darapladib. For purposes of its analysis, Goldman Sachs multiplied the implied net present values per Share it calculated using the estimates of free cash flows associated with each of the peak sales assumptions by Company management’s estimate of the probability of such peak sales assumption being realized in order to derive ranges of probability-adjusted illustrative per Share values for darapladib. Goldman Sachs then added the ranges of probability-adjusted implied per Share values it derived for darapladib to the implied net present values per Share (excluding darapladib) derived as described above to calculate a range of probability-adjusted implied total values per Share reflecting different peak sales assumptions and Company management’s estimate of the probability of each such peak sales assumption being realized. The following table presents the results of this analysis:

Range of Illustrative Values per Share
BENLYSTA SLE and Raxibacumab	$10.58 - $12.53
Unallocated Cash Flow Items	($0.64) - ($0.72)
Risk Adjusted Pipeline	$0.72 - $1.05
Illustrative Per Share Value (assuming no value for Darapladib)	$10.58 - $12.94
Illustrative Range of Per Share Values for Darapladib	$0.00 - $29.94
Illustrative Total Per Share Value (*)	$10.58 - $42.18

(*)	Illustrative Total Per Share Value reflects impact of dynamic fully-diluted share count and estimated changes in the Company’s use of its tax net operating losses and tax credits, each of which increases with the increase in the total per Share value.

In addition to the analysis above, Goldman Sachs performed an illustrative “sum-of-the-parts” sensitivity analysis to analyze the implied impact on per Share value of various scenarios. The sensitivities were based on changes in the Company’s management’s assumptions and forecasts regarding (i) alternative outcomes for the Company’s products and product candidates, including varying the individual probabilities of success, peak worldwide sales and product revenue projections, all as provided by Company management and (ii) a change to the applied discount rate. The illustrative sensitivity analysis was conducted based on an illustrative discount rate of 11.0% (representing the midpoint of the discount rates utilized in the sum-of-the-parts analysis described above) and a corresponding illustrative value per Share based on a probability weighted outcome for darapladib. The following table presents the results of this analysis:

	Scenario	Implied Impact on Value per Share
BENLYSTA	Nephritis and Vasculitis (Fails) / Succeeds	($1.89) / $1.16
BENLYSTA	SLE SC (Fails) / Succeeds	($1.93) / $0.92
BENLYSTA	SLE Worldwide Peak Sales increase to $3.8 billion (Current Peak Sales of $2.5 billion)	$4.31
Darapladib	Regulatory (Failure) / Success	($6.59) / $7.83
Darapladib	Worldwide Peak Projected Revenues of ($1.9 billion) / $15.9 billion (Probability of Success (“POS”) of 40%)	($6.28) - $5.38
Darapladib	(Decrease) / Increase in POS (-10% / + 10%)	($1.92) - $1.86
Albiglutide	Worldwide Peak Projected Revenues of ($580 million) / $870 million (Current Peak Sales of $722 million)	($0.14) - $0.12
Albiglutide	(Decrease) / Increase in POS (-10% - / + 10%) (Current POS of 72%)	($0.13) - $0.14
Financial Value	Discount Rate (-1% / +1%) (Current Discount Rate of 11.0%)	($1.59) - $1.50

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions, which comprised U.S. public acquisition transactions in the biotechnology industry announced since June 2007 with transaction values of between $500 million and $7 billion. These transactions (listed by acquiror / target and date of announcement) were:

•	Bristol-Myers Squibb Company / Amylin Pharmaceuticals, Inc. (June 2012)

•	AstraZeneca plc / Ardea Biosciences, Inc. (April 2012)

•	Amgen Inc. / Micromet, Inc. (January 2012)

•	Bristol-Myers Squibb Company / Inhibitex, Inc. (January 2012)

•	Teva Pharmaceutical Industries Ltd. / Cephalon, Inc. (May 2011)

•	Forest Laboratories, Inc. / Clinical Data, Inc. (February 2011)

•	Johnson & Johnson / Crucell NV (September 2010)

•	Bristol-Myers Squibb Company / ZymoGenetics, Inc (September 2010)

•	Celgene Corporation / Abraxis BioScience Inc. (June 2010)

•	Astellas Pharma Inc. / OSI Pharmaceuticals, Inc. (May 2010)

•	Bristol-Myers Squibb Company / Medarex, Inc. (July 2009)

•	Johnson & Johnson / Cougar Biotechnology, Inc. (May 2009)

•	Gilead Sciences, Inc. / CV Therapeutics, Inc. (March 2009)

•	Eli Lilly and Company / ImClone Systems Inc. (October 2008)

•	Novartis AG / Speedel Holding AG (July 2008)

•	Ipsen, S.A. / Tercica, Inc. (June 2008)

•	GlaxoSmithKline plc / Sirtris Pharmaceuticals, Inc. (April 2008)

•	Eisai Co., Ltd. / MGI Pharma, Inc. (December 2007)

•	Celgene Corporation / Pharmion Corporation (November 2007)

For each of the selected transactions, Goldman Sachs calculated and compared the premium represented by the price paid for the target to (i) the closing price per share of the target one day and one month prior to the announcement date or undisturbed date where relevant, (ii) the average closing prices per share of the target one month, three months, six months and nine months prior to the announcement date and (iii) the highest closing price per share during the 52–weeks period prior to the announcement date. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions			Premium in the Revised Offer
	Range (Low – High)	Mean	Median
Premium to 1 Day Prior	(12)% – 163%	62%	55%	98.7%
Premium to 1 Month Prior	12% – 125%	65%	68%	75.5%
Premium to 1 Month Prior Average	1% – 121%	60%	62%	83.6%
Premium to 3 Months Prior Average	35% – 195%	74%	63%	67.9%
Premium to 6 Months Prior Average	33% – 325%	87%	66%	66.8%
Premium to 9 Months Prior Average	31% – 375%	94%	72%	34.0%
Premium to 52 Week High	(32)% – 70%	23%	16%	(1.7)%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than GSK and its affiliates) of Shares, as of the date of the opinion, of the $14.25 per Share in cash to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $14.25 per Share in cash to be paid to the holders (other GSK and its affiliates) of Shares was determined through arm’s-length negotiations between the Company and GSK and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps or other financial instruments of the Company, GSK, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction for accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time. Goldman Sachs has also provided certain investment banking services to GSK and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to GSK in connection with the sale of certain of its over-the-counter consumer healthcare brands in December 2011; and as co-manager with respect to the public offering of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, GSK in May 2012. Goldman Sachs may also in the future provide investment banking services to the Company, GSK and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

In addition, concurrent with the issuance of the Company’s 3% Convertible Senior Notes due 2018 (aggregate principal amount of $494.5 million) (the “Convertible Notes”) in November 2011, the Company

entered into capped call transactions with respect to the Shares (collectively, the “Capped Call Transactions”) with Goldman Sachs, acting as principal for its own account, and another counterparty consisting of the purchase by the Company of capped call options with respect to 37,110,692 Shares, the aggregate number of Shares underlying the Convertible Notes. In accordance with the terms of the Capped Call Transactions, the Capped Call Transactions will be cancelled in connection with the announcement or consummation of the Transaction. Each of Goldman Sachs and the other counterparty would be required, acting separately as calculation agent under the Capped Call Transactions to which it is a party, to determine an amount in cash equal to the fair value of such Capped Call Transactions to which it is a party at the time of cancellation thereof and to pay such amount to the Company. In addition, under the terms of the Capped Call Transactions, each of Goldman Sachs and the other counterparty, acting separately as calculation agent under the Capped Call Transactions to which it is a party, is entitled to make adjustments to the terms thereof to reflect the economic effect of both the Company’s announcement on April 19, 2012 that it had received an unsolicited acquisition proposal from GSK and its announcement of the Transaction. All actions or exercises of judgment by Goldman Sachs, as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Under the terms of the Company’s engagement letter with Goldman Sachs, the Company has agreed to pay Goldman Sachs an aggregate fee of approximately $25 million for its advisory services in connection with the Transaction, all of which is contingent upon consummation of the Revised Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses arising, and to indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement.

Internal Forecasts

The Company does not generally publicly disclose forecasts of future financial performance, earnings or other results and is especially wary of making forecasts for extended periods due to the inherent unpredictability of the underlying assumptions and estimates. However, the Company’s management prepared certain financial forecasts that were reviewed by the Company’s Board in connection with the Revised Offer and the Merger. These forecasts also were provided to the Company’s co-financial advisors in connection with the preparation of their respective opinions. The following is a summary of portions of such internal forecasts prepared by the Company’s management.

FINANCIAL SUMMARY

($ in millions)

Probability Adjusted	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Net Revenue	$249	$465	$698	$845	$1,080	$1,436	$1,801	$2,102	$2,288	$2,501	$2,640	$2,754	$2,875	$2,933
Gross Profit	121	335	527	632	811	1,147	1,474	1,761	1,945	2,290	2,415	2,523	2,637	2,698
EBIT	(305)	(215)	(77)	(53)	164	463	704	926	1,097	1,402	1,512	1,601	1,683	1,743
EBITDA	(284)	(195)	(56)	(31)	185	481	722	944	1,115	1,419	1,530	1,618	1,701	1,760
Unlevered Free Cash Flow	(307)	(226)	(85)	(57)	133	323	485	638	756	964	1,035	1,091	1,142	1,187

Non-Probability Adjusted	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Net Revenue	$249	$470	$710	$825	$1,169	$1,815	$2,516	$3,238	$3,864	$4,561	$5,051	$5,459	$5,765	$5,954
Gross Profit	121	340	538	609	889	1,502	2,147	2,811	3,368	4,156	4,552	4,931	5,205	5,422
EBIT	(305)	(210)	(95)	(160)	147	699	1,206	1,671	2,141	2,879	3,253	3,609	3,848	4,066
EBITDA	(284)	(189)	(74)	(138)	168	717	1,224	1,688	2,159	2,896	3,270	3,626	3,866	4,084
Unlevered Free Cash Flow	(307)	(220)	(104)	(164)	121	467	799	1,099	1,398	1,877	2,121	2,349	2,508	2,658

The internal forecasts were originally derived from the Company’s strategic planning process and were updated as part of the recent review of strategic alternatives requested by the Company’s Board of Directors. The key assumptions underlying the internal forecasts include:

•	Continued GSK collaboration for global development and commercialization of Benlsyta (50/50 profit and expense sharing);

•	Revenue forecasts and full development & commercialization expenses for the Company’s internal pipeline products including raxibacumab, mapatumumab (HGS 1012), and HGS 1036;

•	Revenue forecasts, commercialization expenses (darapladib) and resulting deal economics for albiglutide and darapladib;

•	Management’s view of the most likely forecasts for Benlysta and other pipeline products, with the exception of darapladib;

•

Darapladib forecast reflects an illustrative probability weighted outcome of various commercial scenarios. These scenarios were based on a third party assessment that consisted of a) quantitative and qualitative research including review of relevant published documents b) interviews from physicians and cardiologists and c) pricing and patient attrition sensitivities; and

•

Probability adjusted forecasts assume the following cumulative probabilities of success: Benlysta subcutaneous program 61%, Benlysta vasculitis 72%, Benlysta lupus nephritis 45%, albiglutide 72%, darapladib 40%, HGS 1036 10%, and mapatumumab (HGS 1012) 11%.

The internal forecasts set forth above were not prepared with a view to public disclosure and are being included in the Statement only because such information was provided to the Board. The forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts do not purport to present results in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the forecasts and accordingly assumes no responsibility for them. The forecasts have been prepared by, and are solely the responsibility of, management of the Company. The inclusion of the probability-adjusted internal forecasts in the Statement should not be regarded as an indication that such forecasts would necessarily be predictive of actual future results, and the forecasts should not be relied upon as such. No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information contained in the forecasts. Although presented with numerical specificity, the forecasts are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management and other factors such as general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company’s business, all of which are difficult to predict and many of which are beyond the control of the Company’s management. In addition, the forecasts do not take into account any circumstances or events occurring after the date that they were prepared and accordingly, do not give effect to the Company’s operations or strategy that may be implemented after the consummation of the Revised Offer and the Merger. Accordingly, there can be no assurance that the projections will be realized, and actual results may differ from those reflected in the forecasts. The Company does not intend to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. The forecasts are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the SEC including its Annual Report on Form 10-K for the year ended December 31, 2011, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

In light of the foregoing, stockholders of the Company are cautioned not to place undue reliance on the forecasts included in the Statement.

5. Item 4 of the Statement is further amended by restating the subsection entitled “Intent to Tender” in its entirety as follows:

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each of the Company’s executive officers and directors currently intends to tender into the Revised Offer any Shares held of record or beneficially owned by them. As of the date of this Statement, none of the Company’s subsidiaries held of record or beneficially owned any Shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

1. Item 5 of the Statement is hereby amended by restating the first paragraph under the subsection “Credit Suisse” in it entirety as follows:

The Company has agreed to pay Credit Suisse, in connection with a sale of the Company, including the Revised Offer (if consummated), a transaction fee in an amount equal to a percentage of the aggregate consideration paid (including the principal amount of the Company’s debt assumed) in such transaction. The transaction fee is payable upon consummation of the Revised Offer. Based upon the Revised Offer Price of $14.25 per share of Company common stock, the transaction fee that would be payable if the Revised Offer were consummated is currently estimated to be approximately $25 million. The Company also agreed to pay Credit Suisse a fee equal to $1 million, payable upon the delivery of an opinion (regardless of the conclusion reached therein), which opinion fee (to the extent paid) is fully creditable against the transaction fee. This opinion fee became payable upon Credit Suisse’s delivery to the Board of the opinion attached as Annex A hereto. Credit Suisse previously became entitled to an opinion fee of $1 million in connection with Credit Suisse’s delivery to the Board of its opinion dated May 16, 2012 relating to the initial Offer, which opinion fee (to the extent paid) is fully creditable against the transaction fee. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses, including fees and expenses of legal counsel, resulting from or arising out of the engagement and to indemnify Credit Suisse against certain liabilities related to or arising out of the engagement.

2. Item 5 of the Statement is further amended by restating the first paragraph under the subsection “Goldman Sachs” in its entirety as follows:

The Company has agreed to pay Goldman Sachs in connection with a sale of the Company, including the Revised Offer (if consummated), a transaction fee in an amount equal to a percentage of the aggregate consideration paid (including the principal amount of the Company’s debt assumed) in such transaction. The transaction fee is payable upon consummation of the Revised Offer. Based upon the Revised Offer Price of $14.25 per share of Company common stock, the transaction fee that would be payable if the Revised Offer were consummated is currently estimated to be approximately $25 million. In addition, the Company has agreed to reimburse Goldman Sachs for certain expenses, including fees and expenses of legal counsel, arising in connection with the engagement and to indemnify Goldman Sachs against certain liabilities arising in connection with or as a result of the engagement.

3. Item 5 of the Statement is further amended and supplemented by adding the following text before the last paragraph of the subsection entitled “Capped Call Transactions”:

It is expected that the Capped Call Transactions with the Company to which Goldman Sachs is a party will be cancelled in accordance with their terms in connection with the consummation of the Revised Offer. Upon cancellation, Goldman Sachs, acting as calculation agent under those Capped Call Transactions, will calculate the amount of the cancellation payment in accordance with the terms of the Capped Call Transactions and pay such amount to the Company. If the Revised Offer is consummated on July 27, 2012 in accordance with its terms and the Capped Call Transactions to which Goldman Sachs is a party are then cancelled, Goldman Sachs estimates that the cancellation amount payable by Goldman Sachs to the Company pursuant to the terms of the Capped Call Transactions will be approximately $14.3 million. Goldman Sachs held approximately 0.8 million shares of Company common stock at the close of business on July 17, 2012 as its long hedge position in respect of its Capped Call Transactions.

Item 6.	Interest in Securities of the Subject Company

Item 6 of the Statement is hereby amended by restating the section in its entirety as follows:

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Tuan Ha-Ngoc	July 11, 2012	462	$13.64	Acquired shares	(1)
A.N. “Jerry” Karabelas, Ph.D.	July 11, 2012	728	$13.64	Acquired shares	(1)
Augustine Lawlor	July 11, 2012	1,704	$13.64	Acquired shares	(1)

(1)	Transaction was pursuant to the Non-Employee Director Equity Compensation Plan

Item 7.	Purposes of the Transaction and Plans or Proposals

Item 7 of the Statement is hereby amended by restating the section in its entirety as follows:

Except as otherwise set forth in this Statement, or incorporated in this Statement by reference, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Revised Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by GSK, any subsidiary of GSK, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as described above, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Revised Offer that relate to one or more of the events referred to in this paragraph.

Item 8.	Additional Information

1. Item 8 of the Statement is hereby amended by restating the subsections entitled “Golden Parachute Compensation” and “Narrative to Golden Parachute Compensation Table” in their entirety as follows:

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Revised Offer and the Merger, assuming that the Merger closing date is July 18, 2012, and the named executive officers are terminated on the same day.

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Tax Reimbursements (4)	Total
H. Thomas Watkins	2,680,000	3,267,942	43,803	29,202	6,020,946
David P. Southwell	907,500	639,360	24,581	16,387	1,587,829
James H. Davis, Ph.D., J.D.	1,120,000	993,685	34,716	23,144	2,171,544
Barry A. Labinger	1,127,500	993,685	28,725	19,150	2,169,060
David C. Stump, M.D.	1,267,500	980,383	28,823	19,215	2,295,920

(1)	Assumes a qualifying termination on or within 18 months after a change in control based upon a change in control on July 18, 2012, and payments based on base salary as of February 11, 2012, and average annual incentive for fiscal 2011, fiscal 2010, and fiscal 2009 (for Mr. Southwell, fiscal 2011 and fiscal 2010). Consists of severance benefits payable in cash in a single lump sum within 30 days following the date of a qualifying termination of employment equal to 1.5 times (2.0 times in the case of the Chief Executive Officer) the sum of the executive’s annual salary plus average annual bonus. The base salary portion of the severance payment is as follows for each individual: Mr. Watkins: $1,480,000; Mr. Southwell: $675,000; Dr. Davis: $720,000; Mr. Labinger: $750,000; Dr. Stump: $757,500. The bonus portion of the severance payment for each individual is as follows: Mr. Watkins: $1,200,000; Mr. Southwell: $232,500; Dr. Davis: $400,000; Mr. Labinger: $377,500; Dr. Stump: $510,000.
(2)	All outstanding equity awards become fully vested upon a change in control. Calculated based on a change in control on July 18, 2012, and $14.25, which is the per-share cash amount to be paid for each share of Company common stock in the Revised Offer and Merger. Consists of the cash value of the stock options that fully vest upon a change in control; realization of this amount is not conditioned upon a termination of the executive’s employment. The value of cash payments in substitution for the stock options is determined based on the excess, if any, of $14.25, which is the per-share cash amount to be paid for each share of Company common stock in the Revised Offer and Merger, over the exercise price. None of these executives hold RSUs or restricted shares.
(3)	Consists of the cost to continue participation in the Company’s group health, disability, and life insurance plans for 18 months (24 months in the case of the Chief Executive Officer).
(4)	Consists of an income tax gross-up for welfare benefits only.

Narrative to Golden Parachute Compensation Table

All outstanding unvested stock options held by the Company’s named executive officers fully vest, by their terms, upon a change in control of the Company. The Revised Offer, if consummated according to its terms, would constitute a change in control of the Company for purposes of all such outstanding stock options. Each of the named executive officers participates in the Company’s Key Executive Severance Plan, which provides for severance and other benefits if the executive’s employment is terminated by the Company or by a successor without cause or by the executive for good reason, in either case within 18 months after a change in control (which, for purposes of the plan, includes consummation of the Revised Offer), or if the executive’s employment is terminated by the Company during any period of time when the Board has knowledge that any third person has taken steps reasonably calculated to effect a change in control of the Company until, in the opinion of the Board, the third party has abandoned or terminated its efforts to effect a change in control. For more information relating to these arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).

2. Item 8 of the Statement is further amended by restating the last sentence of the subsection “State Anti-Takeover Laws — Delaware” in its entirety as follows:

In accordance with the provisions of DGCL Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4, and, therefore, the restrictions of Section 203 are inapplicable to GSK, Purchaser, the Revised Offer, the Merger and the transactions contemplated under the Merger Agreement.

3. Item 8 of the Statement is further amended by restating the last paragraph of the subsection entitled “Rights Agreement” in its entirety as follows:

On July 16, 2012, prior to the execution of the Merger Agreement, the Board approved an amendment (the “Rights Amendment”) to the Rights Agreement. The Rights Amendment renders the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Revised Offer, Merger and Top-Up Option (as defined in the Merger Agreement). Specifically, the Rights Amendment, among other matters, provides that none of (i) the approval, execution, delivery, performance or public announcement of the Merger Agreement (including any amendments or supplements thereto), (ii) the consummation or public announcement of the Revised Offer, Merger or Top-Up Option or (iii) the consummation of any of the other transactions contemplated by the Merger Agreement will result in either GSK or Purchaser being deemed an Acquiring Person or give rise to any event that would result in the occurrence of a Stock Acquisition Date, a Flip-in Date, a Flip-over Transaction or Event, or a Separation Time. The Rights Amendment also provides that the Rights shall expire upon the effective time of the Merger if the Rights Agreement has not otherwise terminated.

The foregoing summary description of the Rights Agreement and Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the Form of Rights Certificate (Exhibit A thereto) and Form of Certificate of Designation for the Series A Junior Participating Preferred Stock (Exhibit B thereto), a copy of which was previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 17, 2012, and is incorporated herein by reference, and to the Rights Amendment, a copy of which was previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 16, 2012.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Solicitation/Recommendation Statement on Schedule 14D-9 includes statements that are forward-looking. These forward-looking statements include those regarding our expectations for BENLYSTA, darapladib, albiglutide and raxibacumab, among others. These forward-looking statements are based on our current intentions, beliefs and expectations regarding future events. We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this Solicitation/Recommendation Statement on Schedule 14D-9, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Some important factors that could cause our actual results to differ from our expectations in these forward-looking statements include: our lack of commercial experience and dependence on the sales growth of BENLYSTA; any failure to commercialize BENLYSTA successfully; the occurrence of adverse safety events with our products; changes in the availability of reimbursement for BENLYSTA; the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of our pipeline products, including darapladib and albiglutide, and new indications for existing products; uncertainty as to the future success of darapladib and GSK’s ability to develop and commercialize darapladib; substantial competition in our industry, including from branded and generic products; the highly regulated nature of our business; uncertainty regarding our intellectual property rights and those of others; the ability to manufacture at appropriate scale, and in compliance with regulatory requirements, to meet market demand for our products; our substantial indebtedness and lease obligations; our dependence on collaborations over which we may not always have full control; foreign exchange rate valuations and fluctuations; the impact of our acquisitions and strategic transactions; changes in the health care industry in the U.S. and other countries, including government laws and regulations relating to sales and promotion, reimbursement and pricing generally; significant litigation adverse to the Company, including product liability and patent infringement claims; our ability to attract and retain key personnel; increased scrutiny of the health care industry by government agencies and state attorneys general resulting in investigations and prosecutions; risks and uncertainties associated with the Revised Offer or any other offer or proposal; and the outcome of any litigation related to the Revised Offer or any other offer or proposal.

Without limiting the generality of the foregoing, this Solicitation/Recommendation Statement on Schedule 14D-9 includes projected information with respect to patient share, market size opportunity, and revenues from BENLYSTA which may or may not occur because of the factors described above or because physician and market acceptance of BENLYSTA does not occur as projected. In 2012, HGS has initiated Phase 3 clinical trials for BENLYSTA active lupus nephritis and plans to initiate such trials in vasculitis and there can be no assurance that the clinical trials will be successful, that the necessary approvals for commercialization will be received, that even if approved the results of the clinical trials will support a market opportunity of the size presented or that the revenue projections for BENLYSTA in vasculitis and active lupus nephritis will be realized. In addition, this Solicitation/Recommendation Statement on Schedule 14D-9 includes information regarding potential market opportunities for, and revenue, costs and the value to HGS from, darapladib, albiglutide and other of HGS’ pipeline drugs. Darapladib and albiglutide are currently in Phase 3 clinical trials and there can be no assurance that the clinical trials will be successful, that the necessary approvals for commercialization will be received, that even if approved the results of the clinical trials will support a market opportunity of the size presented or that the revenue, costs or value projections for darapladib or albiglutide will be realized. HGS cannot guarantee or be assured of its future performance.

The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(25)	Letter to the Company’s stockholders dated July 19, 2012.

(a)(26)	Opinion of Credit Suisse Securities (USA) LLC, dated as of July 16, 2012 (included as Annex A hereto).

(a)(27)	Opinion of Goldman, Sachs & Co., dated as of July 16, 2012 (included as Annex B hereto).

(e)(28)	Agreement and Plan of Merger, dated as of July 16, 2012, among the Company, Purchaser and GSK (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 16, 2012).

(e)(29)	Confidentiality Agreement, dated July 15, 2012, between the Company and Purchaser.

(e)(30)	Amendment No. 1 to Rights Agreement, dated as of July 16, 2012, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on July 16, 2012).

(e)(31)	Excerpts from Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (incorporated herein by reference to Annex C hereto).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC.

By:	/s/ James H. Davis, Ph.D.
Name:	James H. Davis, Ph.D.
Title:	Executive Vice President, General Counsel and Secretary

Dated: July 19, 2012

Annex A

July 16, 2012

Board of Directors

Human Genome Sciences, Inc.

14200 Shady Grove Road

Rockville, Maryland 20850-7464

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Human Genome Sciences, Inc. (the “Company”), other than GlaxoSmithKline plc (“GSK”) and its affiliates, of the Consideration (as defined below) to be received by such stockholders in the Transaction (as defined below) pursuant to the terms of the Agreement and Plan of Merger, dated as of July 16, 2012 (the “Merger Agreement”), by and among GSK, H. Acquisition Corp., a wholly owned subsidiary of GSK (the “Purchaser”), and the Company. The Merger Agreement provides for, among other things, (a) the Purchaser to amend its pending tender offer for the shares of Company Common Stock (as amended, the “Offer”) to reflect an offer to purchase all of the outstanding shares of Company Common Stock for $14.25 per share in cash, without interest (the “Consideration”), subject to the terms and conditions set forth in the Merger Agreement, and (b) following consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the merger of the Purchaser with and into the Company (the “Merger” and together with the Offer, the “Transaction”) pursuant to which the Company will continue as the surviving company as a wholly owned subsidiary of GSK, and each outstanding share of Company Common Stock not acquired in the Offer (other than shares of Company Common Stock owned by GSK, the Purchaser, the Company or any of the subsidiaries of the Company or in respect of which appraisal rights are properly exercised in accordance with Delaware law) will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company and financial forecasts for the Company, including the assessments as to the validity of, risks associated with, and probability of successful commercialization of the Company’s products and product candidates, the perpetuity growth rates of the Company’s products after the expiration of the patents relating thereto, and estimates with respect to the Company’s use of its tax net operating losses and tax credits (the “Forecasts”), provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. The management of the Company has advised us, and we have assumed, that the Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and the probabilities of the results reflected therein. In addition, we have relied upon, with your consent and without independent verification, the assessments of the management of the Company as to the Company’s existing and future products and product candidates and the validity of, risks associated with, probability of successful commercialization of, and peak worldwide sales attributable to such products and product candidates (including, without limitation, the timing of development, testing, governmental approvals and marketing thereof, the validity and life of patents with respect thereto and the potential impact of competition thereon). We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock (other than GSK and its affiliates) of the Consideration to be received in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration to be received by the holders of Company Common Stock (other than GSK and its affiliates) or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, tax, regulatory, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Transaction.

We are acting as financial advisor to the Company in connection with the Transaction. We will receive fees for our financial advisory services leading up to the Transaction and will receive additional fees, all of which are contingent upon the consummation of the Offer. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation. We and our affiliates also have in the past provided, and are currently providing and in the future we may provide, investment banking and other financial services to GSK and its affiliates for which we and our affiliates have received, and would expect to receive, compensation, including having acted as a co-manager in connection with the public offering in May 2012 of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, GSK. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, GSK and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, GSK and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any holder of

Company Common Stock as to whether or not such holder should tender such Company Common Stock in connection with the Offer, how such stockholder should vote or act on any matter relating to the proposed Transaction or any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such stockholders, other than GSK and its affiliates.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:
Managing Director

Annex B

200 West Street   |  New York, New York 10282

Tel: 212-902-1000  |   Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

July 16, 2012

Board of Directors

Human Genome Sciences, Inc.

14200 Shady Grove Road

Rockville, Maryland 20850-7464

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than GlaxoSmithKline plc (“GSK”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Human Genome Sciences, Inc. (the “Company”) of the $14.25 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of July 16, 2012 (the “Agreement”), by and among GSK, H. Acquisition Corp., a wholly owned subsidiary of GSK (the “Purchaser”), and the Company. The Agreement provides for the Purchaser to amend its pending tender offer (the “Tender Offer”) for all of the Shares pursuant to which the Purchaser will pay $14.25 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, the Purchaser will be merged with and into the Company (the “Merger,” and together with the Tender Offer, the “Transaction”) and each outstanding Share (other than Shares owned by GSK, the Purchaser, and the Company or any subsidiary of the Company or Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $14.25 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, GSK, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction for the accounts of Goldman, Sachs & Co. and its affiliates and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We also have provided certain investment banking services to GSK and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to GSK in connection with the sale of certain of its over-the-counter consumer healthcare brands in December 2011; and as co-manager with respect to the public offering of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, GSK in May 2012. We may also in the future provide investment banking services to the Company, GSK and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors

Human Genome Sciences, Inc.

July 16, 2012

We further note that concurrent with the issuance of the Company’s 3% Convertible Senior Notes due 2018 (aggregate principal amount of $494.5 million) (the “Convertible Notes”) in November 2011, the Company entered into capped call transactions with respect to the Shares (collectively, the “Capped Call Transactions”) with Goldman, Sachs & Co., acting as principal for its own account, and another counterparty consisting of the purchase by the Company of capped call options with respect to 37,110,692 Shares, the aggregate number of Shares underlying the Convertible Notes. In accordance with the terms of the Capped Call Transactions, the Capped Call Transactions will be cancelled in connection with the announcement or consummation of the Transaction. Each of Goldman, Sachs & Co. and the other counterparty would be required, acting separately as calculation agent under the Capped Call Transactions to which it is a party, to determine an amount in cash equal to the fair value of such Capped Call Transactions to which it is a party at the time of cancellation thereof and to pay such amount to the Company. In addition, under the terms of the Capped Call Transactions, each of Goldman, Sachs & Co. and the other counterparty, each acting separately as calculation agent under the Capped Call Transactions to which it is a party, is entitled to make adjustments to the terms thereof to reflect the economic effect of both the Company’s announcement on April 19, 2012 that it had received an unsolicited acquisition proposal from GSK and its announcement of the Transaction. All actions or exercises of judgment by Goldman, Sachs & Co., as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; annual reports to shareholders and Annual Reports on Form 20-F of GSK for the five fiscal years ended December 31, 2011; certain other communications from the Company and GSK to their respective stockholders; certain publicly available research analyst reports for the Company; the Tender Offer Statement on Schedule TO filed by GSK and the Purchaser with the Securities and Exchange Commission on May 10, 2012, as amended through Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by GSK and the Purchaser with the Securities and Exchange Commission on June 29, 2012; the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Securities and Exchange Commission on May 17, 2012, as amended through Amendment No. 10 to the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Securities and Exchange Commission on June 29, 2012; and certain internal financial analyses and forecasts for the Company, including assumed probabilities associated with certain future events contemplated by such forecasts, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse

Board of Directors

Human Genome Sciences, Inc.

July 16, 2012

effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than GSK and its affiliates) of Shares, as of the date hereof, of the $14.25 per Share in cash to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $14.25 per Share in cash to be paid to the holders (other than GSK and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or GSK or the ability of the Company or GSK to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $14.25 per Share in cash to be paid to the holders (other than GSK and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Annex C

HUMAN GENOME SCIENCES, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Annex C (the “Information Statement”) is being provided as part of Amendment No. 12 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of Human Genome Sciences, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to a majority of the seats on the Board of Directors of the Company (the “Board of Directors”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

On May 10, 2012, H. Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GSK, commenced a tender offer to purchase all of the issued and outstanding Shares, at a price of $13.00 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2012 by Purchaser and GSK.

On July 16, 2012, the Company, GSK and Purchaser entered into the Merger Agreement pursuant to which, among other things, GSK and Purchaser have amended the Offer to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, to offer cash consideration of $14.25 net per Share in cash, without interest (the “Revised Offer Price”), upon the terms and subject to the conditions set forth in the Revised Offer to Purchase (as defined below) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Revised Offer”). On July 16, 2012, GSK and Purchaser filed an amendment to their Schedule TO reflecting the terms of the Merger Agreement and on July 19, 2012, GSK and Purchaser filed an amendment and supplement to their offer to purchase reflecting the terms of the Revised Offer as Exhibit (a)(1)(G) to Amendment No. 8 to their Schedule TO (the “Revised Offer to Purchase”).

The Revised Offer is being made pursuant to the Merger Agreement. At the Effective Time (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement a change of control of the Company would result. The Merger Agreement provides that, among other things, following the Offer Closing and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by stockholders of the Company, if and to the extent required by Delaware law, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”) and each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by GSK, Purchaser and the Company or any of the Company’s subsidiaries or stockholders who properly perfect appraisal rights under the Delaware law) will be cancelled and converted into the right to receive the Revised Offer Price in cash (without interest and subject to applicable withholding taxes). The terms of the Merger Agreement are described in greater detail in Item 3 of the Schedule 14D-9 and in Section 4 — “The Merger Agreement” in the Revised Offer to Purchase, which is being mailed to Company stockholders.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth on the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in Schedule 14D-9.

The information contained in this Information Statement concerning GSK and Purchaser and the GSK Designees (as defined below) has been furnished to the Company by GSK and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

The Company’s common stock, par value $0.01 per share (the “Common Stock”) is the only class of stock of the Company outstanding. Under the Company’s Certificate of Incorporation, the holders of the Common Stock are entitled to elect 100% of the Board of Directors, each Share representing one vote. As of July 16, 2012, there were 200,214,373 shares of Common Stock outstanding. On May 16, 2012, the Company entered into the Rights Agreement, by and between the Company and American Stock Transfer and Trust Company, LLC, as rights agent (the “Rights Agreement”), which granted rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights,” and together with the Common Stock, the “Shares”).

The Board of Directors currently consists of twelve members, and there are currently no vacancies. Each director of the Company holds office until such director’s successor is elected and qualified or until such director’s earlier resignation, retirement or removal.

Designation of Directors and Continuing Directors

The Merger Agreement provides that, after Purchaser accepts for payment Shares validly tendered and not withdrawn pursuant to the Revised Offer (the “Offer Closing”) and at all times thereafter, GSK is entitled to elect or designate a number of directors to the Company’s Board of Directors that is proportionate to the percentage of outstanding Shares owned by it as a result of the consummation of the Revised Offer. At all times prior to the effective time of the Merger (the “Effective Time”), GSK shall use its reasonable best efforts to cause the Board of Directors to include at least three members of the current Board of Directors (the “Continuing Directors”). At its meeting held on July 16, 2012, the Board of Directors designated Argeris N. Karabelas, Augustine Lawlor and Gregory Norden to serve as Continuing Directors, and all other Board of Directors members will resign upon request by GSK from and after the Offer Closing.

Following the election or appointment of the GSK Designees to the Board of Directors, until the Effective Time, a majority of the Continuing Directors will be required to approve certain actions, including (i) to amend or terminate the Merger Agreement, (ii) to waive any of the Company’s rights or remedies under the Merger Agreement, (iii) to extend the time of performance of any of the obligations or other acts of GSK or Purchaser, (iv) to amend the Company Charter of Company Bylaws; (v) to authorize any agreement between the Company and any of its Affiliates, on the one hand, and GSK, Purchaser or any of their Affiliates on the other hand, or (vi) to make any other consent or take any other action by the Company with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

The names of, and other certain information about, the Continuing Directors and the other members of the Board of Directors can be found under the heading “Directors, Executive Officers, Promoters and Control Persons” below.

The GSK Designees

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each designee of GSK (collectively, the “GSK Designees”) are set forth below. Following the Offer Closing, GSK will select its designees, who will represent a majority of the members of the Company’s Board of Directors, from the list below. Unless otherwise indicated, the business address of each designee is care of GlaxoSmithKline plc, 480 Great West Road, Middlesex, TW8 9GS.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Deirdre Connelly	51	President, North American Pharmaceuticals, GlaxoSmithKline, February 2009 – Present President, U.S. Pharmaceuticals, Eli Lilly & Co., January 2007 – January 2009

Roger Connor	42

President Designate, GMS, GlaxoSmithKline, January 2012 – Present

Vice President, Corporate Strategy, GlaxoSmithKline, March 2010 – December 2011

Site Director, Barnard Castle, GlaxoSmithKline, October 2008 – February 2010

Project Agile Leader, GlaxoSmithKline, November 2007 – September 2008

Manufacturing Strategy Director, Respiratory, GlaxoSmithKline plc,
August 2005 – 2007

Chester Koczynski	49	Director, Corporate Development, GlaxoSmithKline, February 2001 – Current Director, Corporate Development, SmithKline Beecham Corp., September 1997 – February 2001

Adrian Rawcliffe	40	Senior Vice President, North American Pharmaceuticals, GlaxoSmithKline, 2011 – Present Senior Vice President, Worldwide Business Development & R&D Finance, GlaxoSmithKline, 2006 – 2011

David Redfern	46	Chief Strategy Officer, GlaxoSmithKline, May 2008 – Present Senior Vice President, Northern Europe, GlaxoSmithKline, September 2005 – May 2008

Ian Tomlinson	43

Senior Vice President, Biopharmaceuticals R&D and Worldwide Business Development, GlaxoSmithKline, March 2011– Present

Senior Vice President, Biopharmaceuticals R&D, GlaxoSmithKline, June 2008 – March 2011

Vice President, Domantis Group, GlaxoSmithKline, January 2007 – June 2008

Daniel Troy	52	Senior Vice President & General Counsel, GlaxoSmithKline, 2008 – Present Partner, Sidley Austin LLP, 2005 – 2008

None of any of the GSK Designees, has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS

The following table sets forth information regarding the ownership of the Company’s common stock as of July 16, 2012, unless otherwise indicated, by (1) all stockholders known by the Company to beneficially own more than 5% of the Company’s outstanding common stock, (2) each of the directors and nominees for director, (3) each named executive officer listed in the Summary Compensation Table and (4) all of the Company’s directors and current executive officers as a group.

Name and Address of Beneficial Owner (1)	Number of Shares Owned		Percent Owned
5% or Greater Holders
FMR LLC	27,279,905	(2)	13.7	%(2)
82 Devonshire Street
Boston, Massachusetts 02109
T. Rowe Price Associates, Inc.	15,196,356	(3)	7.6	%(3)
100 E. Pratt Street
Baltimore, Maryland 21202
The TCW Group, Inc.	13,657,469	(4)	6.9	%(4)
865 South Figueroa Street
Los Angeles, California 90017
Capital Research Global Investors	11,745,800	(5)	5.9	%(5)
333 South Hope Street
Los Angeles, California 90071
Taube Hodson Stonex Partners LLP	10,237,263	(6)	5.1	%(6)
Cassini House 1st Floor
57-59 St. James’s Street
London, SW1A 1LD England

Non-Employee Directors and Nominees
Allan Baxter, Ph.D.	12,454	(7)	*
Richard J. Danzig	154,959	(8)	*
Colin Goddard, Ph.D.	28,771	(9)	*
Maxine Gowen, Ph.D.	101,123	(10)	*
Tuan Ha-Ngoc	125,432	(11)	*
A. N. “Jerry” Karabelas, Ph.D.	165,401	(12)	*
John L. LaMattina, Ph.D.	91,459	(13)	*
Augustine Lawlor	190,054	(14)	*
George J. Morrow	30,960	(15)	*
Gregory Norden	24,155	(16)	*
Robert C. Young, M.D.	135,481	(17)	*

Named Executive Officers
H. Thomas Watkins	3,546,346	(18)	1.7%
David P. Southwell	312,969	(19)	*
James H. Davis, Ph.D., J.D.	931,696	(20)	*
Barry A. Labinger	773,271	(21)	*
David C. Stump, M.D.	996,166	(22)	*
All directors and current executive officers as a group (19 persons)	8,487,975	(23)	4.1%

*	Percentage is less than 1% of the total number of outstanding shares of the Company’s common stock.
(1)	Except as otherwise indicated, each party has sole voting and investment power over the shares beneficially owned.

(2)	As reported on Schedule 13G/A filed on February 14, 2012 by FMR LLC and Edward C. Johnson 3d, Chairman and principal shareholder of FMR, the shares are beneficially owned by Fidelity Management & Research Company as an investment adviser to various investment companies and Fidelity Growth Company Fund, with Mr. Johnson, FMR and the various investment companies each having the sole power to dispose of such shares and the various investment companies’ boards of trustees having the sole power to vote or direct the vote of such shares. Fidelity Management & Research Company and Fidelity Growth Company Fund are wholly-owned subsidiaries of FMR.
(3)	As reported on Schedule 13G/A filed on July 10, 2012 by T. Rowe Price Associates, Inc. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates is deemed to be a beneficial owner of such securities, however, T. Rowe Price Associates expressly disclaims that it is the beneficial owner of such securities.
(4)	As reported on Schedule 13G filed on February 9, 2012 by The TCW Group, Inc. For purposes of the reporting requirements of the Securities Exchange Act of 1934, The TCW Group, Inc. is deemed to be a beneficial owner of such securities, however, The TCW Group, Inc. expressly disclaims any beneficial interest in such securities. The ultimate parent company of The TCW Group, Inc. is Societe Generale, S.A., a corporation formed under the laws of France. The principal business of Societe Generale, S.A. is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including The TCW Group, Inc. Societe Generale, S.A. disclaims beneficial ownership of shares beneficially owned by The TCW Group, Inc.
(5)	As reported on Schedule 13G filed on February 9, 2012 by Capital Research Global Investors, a division of Capital Research and Management Company. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research Global Investors is deemed to be a beneficial owner of such securities, however, Capital Research Global Investors expressly disclaims any beneficial interest in such securities.
(6)	As reported on Schedule 13G filed on March 12, 2012 by Taube Hodson Stonex Partners, LLP.
(7)	Includes 12,454 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 28,546 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 2,500 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(8)	Includes 148,459 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 27,541 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(9)	Includes 23,045 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 33,955 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(10)	Includes 77,459 shares of common stock issuable upon exercise of options that are exercisable within 60 days and 13,177 shares of common stock issuable pursuant to deferred stock units if the director ceases to serve as a member of the Board of Directors. Does not include 27,541 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(11)	Includes 109,459 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 27,541 shares issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(12)	Includes 148,459 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 27,541 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.

(13)	Includes 49,450 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 27,541 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(14)	Includes 148,459 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 27,541 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(15)	Includes 20,960 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 36,040 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(16)	Includes 21,655 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 35,345 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(17)	Includes 103,629 shares of common stock issuable upon exercise of options that are exercisable within 60 days and 18,852 shares of common stock issuable pursuant to deferred stock units if the director ceases to serve as a member of the Board of Directors. Does not include 27,541 shares issuable upon exercise of options that are not exercisable within 60 days. Does not include 4,166 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.
(18)	Includes 3,380,271 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Also includes 40,000 shares held jointly by Mr. Watkins and his wife, as to which Mr. Watkins shares investment and voting power, and 66,000 shares of common stock held by Mr. Watkins’s children, as to which Mr. Watkins disclaims beneficial ownership. Does not include 804,729 shares of common stock issuable upon exercise of options that are not exercisable within 60 days.
(19)	Includes 222,134 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 280,866 shares of common stock issuable upon exercise of options that are not exercisable within 60 days.
(20)	Includes 842,957 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 241,420 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Dr. Davis shares voting and investment power with respect to 88,739 shares of common stock with his wife.
(21)	Includes 754,909 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 241,420 shares issuable upon exercise of options that are not exercisable within 60 days.
(22)	Includes 976,590 shares of common stock issuable upon exercise of options that are exercisable within 60 days. Does not include 241,420 shares of common stock issuable upon exercise of options that are not exercisable within 60 days. Dr. Stump shares voting and investment power with respect to 19,576 shares of common stock with his wife as trustees of the Stump Family Trust.
(23)	Includes 7,829,475 shares of common stock issuable upon exercise of options that are exercisable within 60 days and 32,029 shares of common stock issuable pursuant to deferred stock units if participating directors cease to serve as members of the Board of Directors. Does not include 2,718,678 shares issuable upon exercise of options that are not exercisable within 60 days. Does not include 70,494 shares issuable upon vesting of restricted stock units that are not issuable within 60 days.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Current Board of Directors of the Company

To the extent the Board of Directors, following the Effective Time, will consist of persons who are not GSK Designees, the Board of Directors is expected to consist of those persons who are currently directors of the Company who do not resign.

The names of the directors, together with their ages and certain other information, are listed below.

Name	Age	Background	Director Since
Allan Baxter, Ph.D.	62

Member of the Nominating and Governance Committee.

Chairman of Stevenage Bioscience Catalyst, an open innovation bioscience campus; chairman of TopiVert, LTD; and Strategy Officer for Ascletis, a Chinese pharmaceutical company. From 1980 to 2010, served in a variety of scientific roles with GSK (and its predecessors Glaxo Group and Glaxo Wellcome); from 2006-2010, was Senior Vice President, Medicines Development with accountability for GSK’s late stage pipeline; from 2001-2006, was Senior Vice President, Drug Discovery, with accountability for GSK’s early pipeline; a non-executive director of Vernalis plc and of Autifony Therapeutics.

Currently, chairman of the Wellcome Trust Seeding Drug Discovery investment committee and a member of the Wellcome Trust Technology Transfer Strategy Panel.

			2011

Richard J. Danzig	67

Member of the Audit Committee and Finance Committee.

Consultant to U.S. government on biological terrorism and Chairman of the Board of Directors of The Center for a New American Security; Senior Advisor to the Center for Strategic and International Studies and the Center for Naval Analyses; member of the Defense Policy Board and the U.S. Military European Command Advisory Board; Secretary of the Navy from 1998 to 2001; Under Secretary of the Navy from 1993 to 1997; Traveling Fellow of the Center for International Political Economy and Adjunct Professor at Syracuse University’s Maxwell School of Citizenship & Public Affairs between 1997 and 1998; Partner, Latham & Watkins from 1981 to 1993.

Serves on the Boards of Directors of National Semiconductor Corporation, a public company, and several private companies, including Saffron Hill Investors Guernsey, the RAND Corporation and the Partnership for Public Service.

			2001

Name	Age	Background	Director Since
Colin Goddard, Ph.D.	53

Member of the Compensation Committee.

Currently Chairman and Chief Executive Officer of Coferon, Inc., a private biotechnology platform company, since July 2012, and Executive Chairman since April 2011; from October 1998 until its acquisition by Astellas Pharmaceuticals, Inc. in July 2010, served as Chief Executive Officer of OSI Pharmaceuticals, Inc. and member of its Board of Directors; joined OSI as a scientist in 1989 and held positions that included Director of Drug Discovery, Chief Operating Officer and President.

Chaired the OSI board from 2000-2002; prior to his employment at OSI, was a research fellow at the National Cancer Institute in Bethesda, MD. Also chairs the board of Merganser Biotech and serves on the boards of PanOptica, Inc. and Agendia NV, all private biotech companies, and Abilities! Inc., an internationally recognized charity for the disabled.

			2010

Maxine Gowen, Ph.D.	54	Member of the Nominating and Governance Committee. Currently President and Chief Executive Officer of Trevena, Inc., a privately-held drug discovery company. Joined GSK in 1992 to lead the Musculoskeletal Diseases Division and was Senior Vice President of GSK’s Center of Excellence for External Drug Discovery. Before GSK, was Senior Lecturer and Head, Bone Cell Biology Group, Department of Bone and Joint Medicine, of the University of Bath, U.K.	2008

Tuan Ha-Ngoc	60

Chair of the Audit Committee.

President and CEO of AVEO Pharmaceuticals, Inc., a public biopharmaceutical company focused on the discovery and development of novel cancer therapeutics; Co-founder, President and CEO of deNovis, Inc., an enterprise-scale software development company for the automation of healthcare administrative functions, from 1999 to 2002; Corporate Vice President of Strategic Development for Wyeth from 1998 to 1999; Executive Vice President at Genetic Institute from 1984 until its acquisition by Wyeth in 1998; prior to Genetics Institute, held various marketing and business positions at Baxter Healthcare, Inc.

Serves on the Board of Directors of AVEO Pharmaceuticals, Inc., and a number of academic and nonprofit organizations, including the Harvard School of Dental Medicine, the Tufts School of Medicine, the Boston Philharmonic Orchestra, and the International Institute of Boston. Served on the Board of Directors of ArQule, Inc. from 2002 until 2006.

			2005

Name	Age	Background	Director Since
A. N. “Jerry” Karabelas, Ph.D.	59

Chairman of the Board, Chair of the Finance Committee and member of the Compensation Committee.

Partner of Care Capital LLC since 2001; Founder and Chairman of Novartis BioVenture Fund from 2000 to 2001; Head of Healthcare and CEO of Worldwide Pharmaceuticals at Novartis, AG from 1998 to 2000; Executive Vice-President, Pharmaceuticals at SmithKline Beecham from 1997 to 1998; President, North American Pharmaceuticals at SmithKline Beecham from 1993 to 1997; Vice President of U.S. Marketing, SmithKline Beecham, from 1990 to 1993.

Visiting Committee Member of MIT Health Studies & Technology; Chairman of the Board of Vanda Pharmaceuticals Inc., a public company; serves on the boards of several private companies, including Chairman of the Board of Directors of Cyreniac Pharmaceutical, Inc., member of the Board of Edusa Pharmaceuticals, Inc., and member of the Board of Directors of Inotek, Inc.

			2002

John L. LaMattina, Ph.D.	62

Member of the Compensation Committee and Finance Committee.

Senior Partner at PureTech Ventures; Senior Vice President, Pfizer Inc., and President, Pfizer Global Research & Development from 2003 to 2007; joined Pfizer Inc. in 1977 and held positions for Pfizer Central Research, including Vice President of U.S. Discovery Operations in 1993, Senior Vice President of Worldwide Discovery Operations in 1998 and Senior Vice President of Worldwide Development in 1999.

Serves on the Board of Trustees of Boston College, the Board of Directors of the Terri Brodeur Breast Cancer Foundation, the Scientific Advisory Board of Trevena, Inc. and as the Chair of the Strategic Advisory Committee for Bilcare Corporation. Previously served on the Board of Directors of Thermo Electron Corporation from 2004 to 2006 and the Neurogen Corporation from 2008 to 2009.

			2008

Augustine Lawlor	56

Chair of the Compensation Committee and member of the Audit Committee and Finance Committee.

Managing Partner of HealthCare Ventures LLC since 2000; Chief Operating Officer of LeukoSite from 1997 to 2000; previously Chief Financial Officer and Vice President of Corporate Development of Alpha-Beta Technology; Chief Financial Officer and Vice President, Business Development, of BioSurface Technology.

Serves on the Board of Directors of Cardiovascular Systems, Inc., a public company, and a number of private companies, including: Catalyst; GlobeImmune, Inc.; FoldRx Pharmaceuticals, Inc.; Synovex; U.S. Genomics, Inc.; and VaxInnate, Corp.

			2004

Name	Age	Background	Director Since
George J. Morrow	60	Member of the Nominating and Governance Committee. Served as Executive Vice President, Global Commercial Operations at Amgen Inc. from 2003 until retirement in 2011; served as Executive Vice President of Worldwide Sales and Marketing at Amgen from 2001 to 2003; from 1992 to 2001, held multiple leadership positions at GlaxoSmithKline Inc. and its subsidiaries, last serving as President and Chief Executive Officer of Glaxo Wellcome Inc.; serves on the Board of Directors of Align Technology, Inc., a public company, and is a member of the Duke University Medical Center Board of Visitors.	2011

Gregory Norden	54	Member of the Audit Committee. From 1989 to 2010, held various senior positions with Wyeth/American Home Products Corp., most recently as Wyeth’s Senior Vice President and Chief Financial Officer; prior to affiliation with Wyeth, served as Audit Manager at Arthur Andersen & Company; also serves on the Board of Directors of WelchAllyn, a leading global provider of medical diagnostic equipment.	2011

H. Thomas Watkins	59

Chief Executive Officer and President

Joined HGSI in 2004. President of TAP Pharmaceutical Products, Inc. from 1998 to 2004; held various positions in the Pharmaceutical Products Division, Diagnostics Division and Health Systems Division of Abbott Laboratories from September 1985 to August 1998.

Serves on the Boards of Directors of Vanda Pharmaceuticals, Inc., a public company, the U.S. Chamber of Commerce, the Biotechnology Industry Organization (BIO), and the National Symphony Orchestra. Trustee of The College of William and Mary Foundation and a member of the Board of Trustees of The Mason School of Business of The College of William and Mary.

			2004

Robert C. Young, M.D.	72

Chair of the Nominating and Governance Committee.

President of RCY Medicine, a health policy consulting firm; Chancellor of Fox Chase Cancer Center in Philadelphia, Pennsylvania from 2007 to 2009; President of Fox Chase from 1988 to 2007; Chief, Medicine Branch, National Cancer Institute from 1974 to 1988. Served as Chairman of the Board of Scientific Advisors of the National Cancer Institute (NCI) from 2004 to 2009; formerly served on the National Cancer Policy Board at the Institute of Medicine; past President of the American Society of Clinical Oncology (ASCO), the American Cancer Society and the International Gynecologic Cancer Society.

			2005

Name	Age	Background	Director Since
Serves on the Boards of Directors of West Pharmaceutical Services, Inc. and AVEO Pharmaceuticals, Inc., public companies, and is past Chairman of the Comprehensive Cancer Network. Serves as Chairman of the editorial board of Oncology Times.

Current Principal Executive Officers of the Company

The following is a list of the names and ages of all of the Company’s corporate executive officers and their principal occupation or historical employment (except for H. Thomas Watkins who’s biographical information is provided in the section “Current Board of Directors of the Company”):

Name	Age	Position
H. Thomas Watkins	59	Chief Executive Officer and President

James H. Davis, Ph.D., J.D.	61	Dr. Davis is the Company’s Executive Vice President, General Counsel and Secretary, a position he has held since December 2003. He joined the company in May 1997 as Senior Vice President, General Counsel and Secretary. From 1995 to 1997, Dr. Davis was Of Counsel to the law firm of Finnegan, Henderson, Farabow, Garrett & Dunner, L.L.P. Prior to this time, Dr. Davis served in a number of capacities with an agricultural biotechnology company, Crop Genetics International, including General Counsel from 1988 to 1995, Vice President of Research and Development from 1990 to 1995, Secretary from 1990 to 1995 and a member of the Board of Directors from 1992 to 1995. Prior to joining Crop Genetics, Dr. Davis was a Partner in the Washington, D.C. office of Weil, Gotshal & Manges LLP. Dr. Davis received his Ph.D. in Organic and Theoretical Chemistry from the California Institute of Technology, his J.D. from the University of Virginia and his B.S. and M.S. in Chemistry from Yale University. Dr. Davis serves on the Board of Directors of the Leukemia and Lymphoma Society.

Barry A. Labinger	48	Mr. Labinger serves as the Company’s Executive Vice President and Chief Commercial Officer, and has served with the Company in this capacity since August 2005. He has also served as the Company’s Chief Financial Officer on an interim basis in March 2010 and from December 2005 to July 2006. From 2002 to 2005, he led the global pharmaceutical business at 3M Company as Division Vice President. From 2000 to 2002 at Immunex Corporation, Mr. Labinger was Senior Vice President and General Manager, Commercial Operations and Vice President of Marketing. He held commercial leadership positions at Bristol-Myers Squibb from 1997 to 2000, including Senior Director, Diabetes Marketing. From 1990 to 1997, he served in various sales and marketing positions at Abbott Laboratories. Mr. Labinger holds a B.A. in Economics from Northwestern University and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Name	Age	Position
David P. Southwell	51	Mr. Southwell serves as the Company’s Executive Vice President and Chief Financial Officer and has served with the Company in this capacity since March 2010. Previously, Mr. Southwell was a member of the Company’s Board of Directors from July 2008 until March 2010. Mr. Southwell served as Executive Vice President and Chief Financial Officer at Sepracor Inc. from 1995 to 2008. Mr. Southwell served as Senior Vice President and Chief Financial Officer at Sepracor from 1994 to 1995. Prior to his employment with Sepracor, Mr. Southwell was employed by Lehman Brothers Inc., in various positions within the investment bank division, most recently in the position of Vice President. Mr. Southwell serves as a director of PTC Therapeutics, Inc., a private company, and THL Credit, Inc., a publicly-listed company (NASDAQ: TCRD). He received a B.A. from Rice University and an M.B.A. at the Tuck School of Business at Dartmouth College. Mr. Southwell currently serves on the Board of Overseers at the Tuck School of Business at Dartmouth College.

David C. Stump, M.D.	62	Dr. Stump serves as the Company’s Executive Vice President, Research and Development, a position he has held since December 2003. He joined the company in October 1999 as Senior Vice President, Drug Development. From October 1995 to October 1999, he served as Vice President, Clinical Research and Genentech Fellow at Genentech, Inc. Dr. Stump first joined Genentech in 1989 as Director, Clinical Research and leader of its thrombolytic therapy drug development program. Prior to joining Genentech, he was Associate Professor of Medicine and Biochemistry at the University of Vermont. He received his A.B. in Chemistry from Earlham College, his M.D. from Indiana University and his postgraduate training at the University of Iowa as well as the University of Leuven, Belgium. He is board certified in Internal Medicine, Hematology and Medical Oncology and is a Fellow of the American College of Physicians and the Council on Arteriosclerosis, Thrombosis and Vascular Biology of the American Heart Association. He is the author of approximately 60 scientific publications, a Trustee of Earlham College and a member of the Board of Directors of Sunesis Pharmaceuticals, Inc. and Dendreon Corporation.

Susan D. Bateson	55	Ms. Bateson serves as the Company’s Senior Vice President, Human Resources, a position she has held since December 2000. She joined the company as Vice President, Human Resources in January 1997. Prior to joining the Company, Ms. Bateson served as Director of Human Resources and Administration at the law firm of Finnegan, Henderson, Farabow, Garrett & Dunner, L.L.P., in Washington, D.C., from May 1994 to December 1996. From 1983 to 1994, Ms. Bateson was employed by J.P. Morgan & Co. Incorporated where she served in various leadership roles within Human Resources in J.P. Morgan’s New York, Delaware, and London offices. Earlier in her career, Ms. Bateson held various human resources positions with Citicorp and was a financial analyst at Bankers Trust. Ms. Bateson earned her M.B.A. in International Management from New York University’s Stern School of Business and her B.A., cum laude, in Economics from Mount Holyoke College. Ms. Bateson currently serves on the Board of Trustees of Mount Holyoke College, where she chairs the Trustees Conference

Name	Age	Position
		Committee, on the Board of Advisors of The Universities at Shady Grove, which she chairs, and on the Board of Directors of the Montgomery County Business Roundtable for Education, where she is vice-chair.

Curran M. Simpson	50	Mr. Simpson serves as the Company’s Senior Vice President, Operations, a position he has held since December 2005. He joined the company as Vice President, Manufacturing Operations in March 2003. Prior to joining the Company, Mr. Simpson was Director, Manufacturing Sciences at Biogen, Inc. from 2001 to 2003. He served as Director, Engineering at Covance Biotechnology Services, Inc. from 1999 to 2001. He served as Recovery Technology Coordinator, Worldwide and Pilot Plant Manager, North America Division at Novo-Nordisk Biochem, Inc. from 1997 to 1999 and as a Staff Scientist from 1995 to 1997. Mr. Simpson served as Senior Research Engineer at Genentech, Inc. from 1992 to 1995. He served as Senior Scientist, Development at Genencor, Inc. (former subsidiary of Genentech) from 1987 to 1992 and served as Senior Chemist at Nalco Chemical Co. from 1985 to 1987. Mr. Simpson earned his M.S. in Surface and Colloid Science (Physical Chemistry) from Clarkson University, and his B.S. in Chemical Engineering/Chemistry from the Clarkson College of Technology.

Craig C. Parker	51	Mr. Parker serves as the Company’s Senior Vice President, Strategy and Corporate Development, and has served in that capacity since joining the company in August 2011. Prior to joining the Company, Mr. Parker was most recently CEO and co-founder of Vega Therapeutics, Inc., a biotechnology start-up focused on inflammation, obesity and insulin resistance. He was formerly Senior Vice President of Corporate Development and Finance and Chief Financial Officer of Proteolix Inc., a venture-backed development stage biotechnology company acquired by Onyx Pharmaceuticals in 2009. Prior to Proteolix, Mr. Parker was President of DCD BioConsulting LLC, a strategic and financial advisory firm to the biotechnology industry. From 2002-2007, Mr. Parker served as Managing Director and head of Biotechnology Equity Research at Lehman Brothers. His earlier career included senior executive positions in strategic planning and finance, biotechnology equity research and venture capital at Sprout Group, Immunex Corporation, Donaldson, Lufkin and Jenrette, and J.P. Morgan & Co. Mr. Parker received an AB degree in Biological Sciences from the University of Chicago and an MBA from the University of Michigan Ross School of Business, and did graduate work in Medicine and Cell Biology at the Georgetown University School of Medicine. He serves as a member of the Science Advisory Board of the Life Sciences Institute (LSI) at the University of Michigan and chairs the Institute’s Leadership Council.

TRANSACTIONS WITH RELATED PERSONS

It is the responsibility of the Company’s Audit Committee to review all transactions or arrangements between the Company and any of its directors, officers, principal shareholders or any of their respective affiliates, associates or related parties.

The Company has entered into an indemnification agreement with each of its directors and executive officers. This form of indemnification agreement, and the Company’s certificate of incorporation and by-laws, require the Company to indemnify and advance expenses to these persons to the full extent permitted by Delaware law. The Company also intends to enter into an indemnification agreement with each of its future directors and executive officers.

CORPORATE GOVERNANCE

Information regarding the Board of Directors

The Board of Directors held six meetings during 2011. No director attended fewer than 75% of the total number of meetings of the Board of Directors and of the committees of which the director was a member during 2011. The Company expects each member of its Board of Directors to attend the annual meeting and all future meetings of stockholders. All eleven members of the Board of Directors attended the 2011 annual meeting of stockholders. The Board of Directors has determined that each member of the Board of Directors, other than Mr. Watkins, is “independent” in accordance with the listing standards of The NASDAQ Stock Market. Non-management directors meet in executive session without management present each time the Board of Directors holds its regularly scheduled meetings. Dr. Karabelas, the Company’s Chairman of the Board, has been designated by the Board of Directors to act as the presiding director for such executive sessions of non-management directors.

Board Committees and Charters

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Finance Committee. The Board of Directors has adopted a written charter for each of these committees, copies of which are available under the “Investors — Corporate Governance” section of the Company’s website at www.hgsi.com.

Audit Committee

The Audit Committee, currently consisting of Messrs. Ha-Ngoc, Danzig and Norden, provides the opportunity for direct contact between the Company’s independent registered public accounting firm and the Company’s Board of Directors. The Board of Directors has determined that each of the members of the committee is “independent” in accordance with the NASDAQ listing standards and Messrs. Ha-Ngoc and Norden meet the criteria of the Securities and Exchange Commission for an “audit committee financial expert.” The Audit Committee engages the independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement, reviews the adequacy of the Company’s internal accounting controls and oversees the Company’s financial reporting process. The Audit Committee held eight meetings during 2011. A copy of the Audit Committee Report is included in this Information Statement on page C-19.

Compensation Committee

The Compensation Committee, currently consisting of Mr. Lawlor and Drs. Karabelas, LaMattina and Goddard, determines all compensation paid or awarded to the Company’s executive officers and senior officers (those with the rank of Vice President or above) and administers the Company’s stock incentive plan and its employee stock purchase plan. The Board of Directors has determined that each of the members of the committee is “independent” in accordance with the NASDAQ listing standards. The Compensation Committee held six meetings during 2011. A copy of the Compensation Committee Report is included in this Information Statement on page C-30.

Nominating and Governance Committee

The Nominating and Governance Committee, currently consisting of Drs. Young, Baxter and Gowen and Mr. Morrow, is responsible for reviewing the Company’s corporate governance principles, proposing a slate of directors for election by the Company’s stockholders at each annual meeting and proposing candidates to fill any vacancies on the Company’s Board of Directors. The Board of Directors has determined that each of the members of the committee is “independent” in accordance with the NASDAQ listing standards. The committee is responsible for considering nominees for board membership recommended by stockholders. Subject to complying with the Company’s by-laws, any stockholder wishing to propose a nominee may submit a recommendation in writing to the Company’s Secretary, indicating the nominee’s qualifications and other relevant biographical information. The Nominating and Governance Committee held two meetings during 2011.

Finance Committee

The Finance Committee, currently consisting of Drs. Karabelas and LaMattina and Messrs. Danzig and Lawlor, reviews and monitors the Company’s financial plans and programs and capital structure. The Board of Directors has determined that each of the members of the committee is “independent” in accordance with the NASDAQ listing standards. The Finance Committee held eight meetings during 2011.

Corporate Governance Guidelines

The Company’s Board of Directors, upon the recommendation of the Nominating and Governance Committee, adopted a set of corporate governance guidelines, a copy of which is available under the “Investors — Corporate Governance” section of the Company’s website at www.hgsi.com. The Company continues to monitor its corporate governance guidelines to comply with rules adopted NASDAQ, the Securities and Exchange Commission and by industry practice.

Code of Ethics and Business Conduct

The Company’s Board of Directors has adopted a written code of ethics and business conduct, a copy of which is available under the “Investors — Corporate Governance” section of the Company’s website at www.hgsi.com. The Company requires all directors, officers and employees to adhere to this code in addressing the legal and ethical issues encountered in conducting their work. The code requires that employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company’s best interests. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the code. The Company intends to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of the code by making disclosures concerning such matters available on the Investors page of the Company’s website. NASDAQ listing standards require companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Company currently has such procedures in place.

Board of Directors Leadership Structure

The Company separates the roles of Chief Executive Officer and Chairman of the Board of Directors in recognition of the differences between the two roles. The CEO is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the Chairman of the Board of Directors provides guidance to the CEO and sets the agenda for Board of Directors meetings and presides over meetings of the full Board of Directors and executive sessions of the Board of Directors. The Company’s CEO serves on its Board of Directors, which the Company believes helps the CEO serve as a bridge between management and the Board of Directors, ensuring that both groups act with a common purpose. The Company believes that the CEO’s presence on the Board of Directors enhances his ability to provide insight and direction on important strategic initiatives to both management and the independent directors and, at the same time, ensures that the appropriate level of independent oversight is applied to all decisions by the Board of Directors.

The Role of the Board of Directors in Risk Oversight

The role of the Board of Directors in the Company’s risk oversight process includes receiving regular reports from members of senior management on areas of material risk, including operational, financial, legal and regulatory, and strategic and reputational risks. The Board of Directors (or the appropriate committee) receives these reports from senior management to enable it to understand the Company’s risk identification, risk management and risk mitigation strategies. When a committee receives such a report, the chairman of the relevant committee reports on the discussion to the full Board of Directors at the next meeting of the Board of Directors. This enables the Board of Directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. As part of its charter, the Audit Committee discusses the Company’s policies with respect to risk assessment and risk management.

Nominations Process

The Nominating and Governance Committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of the Company’s Board of Directors. Under these criteria, members of the Board of Directors should have the highest professional and personal ethics and values, consistent with the Company’s longstanding values and standards. Members of the Board of Directors should have broad experience at the policy-making level in business, government, medicine, education, technology or public interest. They should be committed to enhancing stockholder value and to provide insight and practical wisdom based on experience. In identifying candidates for membership on the Company’s Board of Directors, the Nominating and Governance Committee takes into account all factors it considers appropriate, which may include strength of character, maturity of judgment, career specialization, relevant skills, diversity and the extent to which a particular candidate would fill a present need on the Board of Directors. At a minimum, director candidates must have unimpeachable character and integrity, sufficient time to carry out their duties, the ability to read and understand financial statements, experience at senior levels in areas relevant to the Company and, consistent with the objective of having a diverse and experienced Board of Directors, the ability and willingness to exercise sound business judgment, the ability to work well with others, and the willingness to assume the responsibilities required of a director of the Company. Each member of the Company’s Board of Directors must represent the interests of the Company’s stockholders. The Nominating and Governance Committee also reviews and determines whether existing members of the Company’s Board of Directors should stand for re-election, taking into consideration matters relating to the age and number of terms served by individual directors and changes in the needs of the Board of Directors.

The Nominating and Governance Committee uses a variety of methods for identifying and evaluating nominees for director. The Nominating and Governance Committee regularly assesses the appropriate size of the Company’s Board of Directors and whether any vacancies on the Board of Directors are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Governance Committee through current members of the Company’s Board of Directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any point during the year. The Nominating and Governance Committee considers stockholder recommendations for candidates for the Company’s Board of Directors that are properly submitted in accordance with the Company’s by-laws. In evaluating such recommendations, the Nominating and Governance Committee uses the qualifications standards discussed above and seeks to achieve a balance of knowledge, experience and capability on the Board of Directors.

Stock Ownership and Retention Guidelines for Non-Employee Directors and Executive Officers

The Board of Directors believes that, as a matter of sound corporate governance, non-employee directors and executive officers should have a significant personal financial stake in the Company’s performance. Consequently, the Board of Directors revised the stock ownership and retention guidelines for non-employee directors and adopted new guidelines for executive officers. The Company’s corporate governance guidelines now require that each non-employee director acquire and hold shares of the Company’s common stock having a value equal to three times the standard annual cash retainer (excluding meeting fees and additional fees paid for service as a committee chair or member) or a minimum of 10,000 shares. A non-employee director will have satisfied the applicable ownership guideline if either the aggregate value requirement or minimum number of shares requirement is met. Directors in office as of March 1, 2012 will thus have an ownership goal of $90,000, or a minimum of 10,000 shares. Each non-employee director is required to achieve this revised goal by March 1, 2015, or within three years after their appointment to the board, whichever is later.

The new stock ownership and retention guideline for executive officers became effective as of March 1, 2012. The Company’s corporate governance guidelines require that each executive officer acquire and hold shares of the Company’s common stock having a value equal to three times base salary or a minimum of 225,000 shares for the Company’s President and Chief Executive Officer and one times base salary or a minimum of 45,000 shares for the Company’s other executive officers who are members of the Company’s Management Committee. An executive officer will have satisfied the applicable ownership guideline if either the aggregate value requirement or minimum number of shares requirement is met. Each such executive officer is required to achieve this revised goal by March 1, 2015, or within three years after the executive officer assumes their particular position, whichever is later. The ownership guidelines will change based on adjustments to their base salary. The Compensation Committee may waive the ownership guidelines for executive officers if compliance would create severe hardship or prevent an executive from complying with a court order, as in the case of a divorce settlement, or where unforeseen circumstances make compliance with the ownership guidelines impracticable or impossible.

Shares of the Company’s common stock that count toward satisfaction of these ownership guidelines include, unless beneficial ownership therein is disclaimed: (i) shares owned outright by the director or executive officer or their immediate family members residing in the same household, whether held individually or jointly; (ii) shares held in a trust, family limited partnership or similar entity solely for the benefit of the director or executive officer and/or their immediate family members; (iii) shares of restricted stock and restricted stock units awarded under the Company’s equity incentive plans, including vested and unvested awards; and (iv) shares acquired upon stock option exercise, but not shares underlying unexercised stock options.

A director or executive officer will have satisfied the applicable ownership guideline if either (i) the aggregate value of the shares held equals or exceeds the relevant multiple of his or her current retainer or annual base salary, as calculated on the last trading day of each calendar year or (ii) the number of shares held equals or exceeds the relevant minimum number required by the ownership guidelines.

Compliance with these ownership guidelines is assessed once per year on the last trading day of the calendar year and each year thereafter. The share value used to calculate share ownership on the assessment date is the average closing price measured over the 20 trading days immediately prior to the last trading day of the applicable calendar year. The value attributed to restricted stock units is the value of the underlying shares.

Until the applicable ownership guideline is achieved, the director or executive officer is required to retain an amount equal to 50% of the net gain shares received as a result of the exercise of stock options, the vesting of restricted stock awards or the vesting or settlement of restricted stock units. “Net gain shares” are the shares remaining after shares are sold or netted to pay the exercise price of stock options and payment of taxes owed with respect to the exercise, vesting or settlement event.

Stockholder Communications with the Board of Directors

Any stockholder who wishes to communicate directly with the Company’s Board of Directors should do so in writing, addressed to Human Genome Sciences, Inc., c/o Audit Committee Chair, 14200 Shady Grove Road, Rockville, Maryland 20850. These communications will not be screened by management prior to receipt by the Audit Committee Chair.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of three directors, who are each independent as required by The NASDAQ Stock Market listing standards. The Audit Committee operates under a written charter adopted by the Board of Directors and is responsible for overseeing the company’s financial reporting process on behalf of the Board of Directors. The members of the Audit Committee are Messrs. Ha-Ngoc, Danzig and Norden. Each year, the Audit Committee selects, subject to stockholder ratification, the Company’s independent registered public accounting firm.

Management is responsible for the Company’s financial statements and the financial reporting process, including internal controls. The independent registered public accounting firm is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with auditing standards generally accepted in the United States and for issuing a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes. In this context, the Audit Committee has met and held discussions with management and Ernst & Young LLP, the Company’s independent registered public accounting firm. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended and as adopted by the Public Company Accounting Oversight Board (PCAOB). These matters included a discussion of Ernst & Young’s judgments about the quality (not just the acceptability) of the Company’s accounting principles as applied to the Company’s financial reporting.

The Audit Committee also discussed with Ernst & Young LLP its independence from management and the company, and received Ernst & Young’s written disclosures and letter pursuant to applicable requirements of the PCAOB regarding the independent accountant’s communication with the Audit Committee concerning independence. The Audit Committee further considered whether the provision by Ernst & Young LLP of the non-audit services described above is compatible with maintaining the registered public accounting firm’s independence.

Based upon the Audit Committee’s discussion with management and the independent registered public accounting firm and the Audit Committee’s review of the representations of management and the disclosures by the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission. The Audit Committee and the Company’s Board of Directors have also recommended the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2012, subject to stockholder ratification.

Audit Committee

Tuan Ha-Ngoc, Chair
Richard J. Danzig
Gregory Norden

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation paid during the last fiscal year to each individual who served as a director at any time during the fiscal year:

Name	Fees Earned or Paid in Cash (1)($)	Stock Awards (2)($)	Option Awards (3)($)	Total ($)
Allan Baxter, Ph.D (4)	15,875	—	381,995	397,870
Richard J. Danzig	73,250	68,775	244,477	386,502
Jürgen Drews, M.D (5)	34,375	—	—	34,376
Colin Goddard, Ph.D	38,000	68,775	244,477	351,252
Maxine Gowen, Ph.D.	52,500	68,775	244,477	365,752
Tuan Ha-Ngoc	77,000	68,775	244,477	390,252
A.N. “Jerry” Karabelas, Ph.D.	132,000	68,775	244,477	445,252
John L. LaMattina, Ph.D.	68,250	68,775	244,477	381,502
Augustine Lawlor	83,750	68,775	244,477	397,002
George Morrow (6)	24,875	68,775	638,254	731,904
Gregory Norden (7)	32,500	68,775	596,527	697,802
Robert C. Young, M.D.	57,000	68,775	244,477	370,252

(1)	A portion of director’s fees may be paid in shares or units at the election of the director. In 2011, Dr. Drews, Mr. Karabelas, Mr. Ha-Ngoc, and Mr. Lawlor elected to receive some portion of their fees in shares or units.
(2)	Reflects fair market value of shares of common stock and restricted stock units as of the date of grant under the Human Genome Sciences, Inc. Non-Employee Director Equity Compensation Plan, as described below. The aggregate number of stock awards (consisting of restricted common stock and/or restricted or fully vested stock units) outstanding as of December 31, 2011 for Mr. Danzig was 2,500, Dr. Goddard was 2,500, Dr. Gowen was 2,500, Mr. Ha-Ngoc was 2,500, Dr. Karabelas was 2,500, Dr. LaMattina was 2,500, Mr. Lawlor was 2,500, Mr. Morrow was 2,500, Mr. Norden was 2,500 and Dr. Young was 2,500. Drs. Baxter and Drews had no outstanding stock awards as of December 31, 2011.
(3)	Reflects the aggregate grant date fair value of option awards granted during the last fiscal year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The aggregate number of option awards outstanding as of December 31, 2011 for Dr. Baxter was 25,000, Mr. Danzig was 160,000, Dr. Goddard was 41,000, Dr. Gowen was 89,000, Mr. Ha-Ngoc was 121,000, Dr. Karabelas was 208,000, Dr. LaMattina was 60,991, Mr. Lawlor was 160,000, Mr. Morrow was 41,000, Mr. Norden was 41,000 and Dr. Young was 115,170. Dr. Drews had no outstanding option awards as of December 31, 2011.
(4)	Dr. Baxter was appointed to the Board of Directors in May 2011.
(5)	Dr. Drews ceased being a member of the Board of Directors in May 2011.
(6)	Mr. Morrow was elected to the Board of Directors in May 2011.
(7)	Mr. Norden was elected to the Board of Directors in May 2011.

Each director who is not an employee is eligible to receive a director’s fee of $30,000 per year and a fee ranging from $750 to $2,000 for participation in each meeting of the Board of Directors or meeting of a committee of the Board of Directors. The Chairman of the Board is entitled to an additional director fee at a rate of $60,000 per year. The chairman of the Audit Committee is entitled to an additional director fee at a rate of $13,000 per year, which was increased from a rate of $10,000 per year effective March 1, 2011, with each member of the Audit Committee other than the chair receiving an additional fee of $5,000. The chairmen of the Nominating and Governance Committee, Compensation Committee and Finance Committee are entitled to an additional director fee of $8,000 per year, which was increased from a rate of $5,000 per year effective March 1, 2011, with each member of these committees other than the chairs receiving an additional fee of $3,000. All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors. Directors who are also employees receive no compensation for their services to the Company as directors.

Each non-employee director is entitled to receive an automatic grant of an option to purchase 25,000 shares of common stock on the date that such non-employee director is first elected or appointed. Each non-employee director is entitled to receive an automatic grant of an option to purchase 16,000 shares of common stock and 2,500 restricted stock units on the day immediately following the date of each annual meeting of stockholders.

In January 2007, the Board of Directors adopted the Human Genome Sciences, Inc. Non-Employee Director Equity Compensation Plan. The plan enables non-employee directors to elect to receive shares of the Company’s common stock in lieu of cash fees otherwise payable to such directors for their services on the Board of Directors. Under the plan, directors may receive fully vested shares of common stock or elect to have fully vested stock units credited to an account. Stock units credited to a director’s account will be settled in shares of common stock when the director ceases to serve on the Board of Directors. The number of shares of common stock or stock units will be based on the fair market value of the Company’s common stock on the date the cash fees are otherwise payable to the director.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Company’s Board of Directors is responsible for the determination of fair, reasonable, and competitive compensation for the Company’s executive officers. The individuals who served as the Company’s President and Chief Executive Officer and Chief Financial Officer during fiscal 2011, as well as the other individuals included in the Summary Compensation Table, are referred to throughout this Information Statement as the “named executive officers” and together with the other executives of the Management Committee as the “executive officers.”

The Company’s named executive officers for fiscal 2011 are:

•	H. Thomas Watkins, President and Chief Executive Officer, who joined the Company in November 2004;

•	David P. Southwell, Executive Vice President and Chief Financial Officer, who joined the Company in March 2010;

•	James H Davis, Ph.D., J.D., Executive Vice President, General Counsel and Secretary, a position he has held since December 2003;

•	Barry A. Labinger, Executive Vice President and Chief Commercial Officer, has served with the Company in this capacity since August 2005; and

•	David C. Stump, M.D., Executive Vice President, Research and Development, a position he has held since December 2003.

This compensation discussion and analysis is intended to help you understand the detailed information provided in the Summary Compensation Table and related tables in this Information Statement and to put that information into the context of the Company’s overall compensation program.

Executive Summary

At the annual stockholders meeting in 2011, the Company’s stockholders were provided an opportunity to vote to approve, on a nonbinding, advisory basis, the executive compensation of the Company’s named executive officers for fiscal 2010 as disclosed in the proxy statement for that meeting. The stockholders overwhelmingly approved the Company’s fiscal 2010 executive compensation, as reflected by approximately 96% of the votes having been cast in favor of the proposal. The Company’s Compensation Committee considered the outcome of that advisory vote to be an endorsement of the committee’s compensation philosophy and implementation. As such, in making its decisions regarding executive compensation for fiscal 2011, the Compensation Committee chose to retain the 2010 structure of the executive compensation program while making quantitative adjustments to reflect the performance of the Company and the Company’s executive officers in 2011.

The Company’s goal with respect to executive compensation is to provide a comprehensive package that is sufficient to attract, motivate and retain executives of outstanding ability, performance and potential. The Compensation Committee seeks to establish and maintain an appropriate relationship between executive compensation and the creation of stockholder value. The Committee believes that the most effective compensation program is one that provides competitive base pay, rewards the achievement of established annual and long-term goals and objectives, and provides incentives for retention. The Compensation Committee seeks a compensation program that is internally consistent and believes that pay differences among jobs should be commensurate with differences in the levels of responsibility between the President and Chief Executive Officer and the other named executive officers.

In making compensation decisions to recognize 2011 performance, the Compensation Committee took into account the fact that, while some significant corporate goals were achieved, other important goals were not fully met. Obtaining regulatory approval of BENLYSTA in both the United States and Europe was achieved, and this approval provides a platform for the future growth of the Company. In addition, progress was made in advancing the post-approval studies and new indications for BENLYSTA, expanding the Company’s pipeline and commercially launching BENLYSTA in the United States and Europe. However, goals related to the commercial sales of BENLYSTA and the Company’s net cash burn for the year were not met. The lower than expected sales trajectory of BENLYSTA had a direct adverse impact on achievement of these two corporate goals. The Compensation Committee continues to believe strongly in the potential of BENLYSTA and the ability of this team of executive officers to deliver on that potential, but also felt that it was appropriate to reflect the shortcomings of 2011 corporate performance in their compensation decisions. For this reason, they determined that the overall 2011 bonus pool for executive officers should be funded at 50% of target, with the Company’s President and Chief Executive Officer and the Company’s Chief Commercial Officer receiving 33.8% and 30.0%, respectively. Additionally, the Compensation Committee determined that members of the Management Committee would not be eligible for salary increases this year.

Compensation Philosophy

The three tools used for executive officer compensation in fiscal 2011 were base salary, cash incentive awards and stock incentive awards. The Compensation Committee believes that these components of compensation enable the Company to retain and motivate its employees.

Base Salary

The Compensation Committee’s philosophy is to maintain executive base salaries at a competitive level sufficient to recruit and retain individuals possessing the skills and capabilities necessary to achieve the Company’s goals over the long term. When determining an executive officer’s base salary, the Compensation Committee considers a variety of factors that include the executive’s value to the Company, the executive’s knowledge, experience, accomplishments and responsibilities, and market compensation levels for individuals with similar credentials in similar companies. The Compensation Committee may, considering the advice of the Company’s management, change the salary of an executive on the basis of its judgment for any reason, including the Company’s performance or that of the executive, changes in responsibility and changes in the market for individuals with similar credentials.

Cash Incentive Awards

The purpose of the cash incentive award program for the Company’s named executive officers is to motivate and reward the achievement of specific preset goals. The President and Chief Executive Officer and other members of the Management Committee have three sets of goals for each year: 1) Corporate Goals, which are agreed upon in advance with the Board of Directors and are outlined in this Information Statement, 2) Shared Management Goals, which are more granular than the Corporate Goals, and which foster joint accountability for the priorities that enable achievement of the Company’s Corporate Goals, and 3) Individual Goals, which are specific to the function that the executive officer manages (the President and Chief Executive Officer does not have Individual Goals).

In the first quarter of each year, the Company’s President and Chief Executive Officer and the Company’s Senior Vice President, Human Resources meet with the Compensation Committee to conduct the Performance and Compensation Review. In this review, achievement of preset goals for each executive officer is presented to and discussed with the Compensation Committee of the Board of Directors by the President and Chief Executive Officer. Based on this discussion, the Compensation Committee then determines the percent completion of the Shared Management Goals and Individual Goals (the assessment of the Corporate Goals has been accomplished in a prior meeting.). Once all goals have been assessed, a cash incentive award is determined for each executive officer. The Senior Vice President, Human Resources is excused for the portion of the discussion that addresses her goal achievement and cash incentive award. The Compensation Committee meets in executive session without the President and Chief Executive Officer to assess his performance based on his achievement of the preset goals, other accomplishments, and overall contribution to the Company’s performance. Based upon these factors, the Compensation Committee determines the cash incentive award for the Company’s President and Chief Executive Officer.

Stock Incentive Awards

Stock incentive awards are a fundamental element in the Company’s executive compensation program because they emphasize the Company’s long-term performance and better align stockholder and management interests. In addition, stock incentives are an effective retention tool and an important part of a competitive compensation program.

Setting Executive Compensation

The process of determining compensation in 2011 for the named executive officers began with a presentation of the competitive data to the Compensation Committee in January 2011. Towers Watson provided the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions.

In consultation with Towers Watson and Company management, the Compensation Committee chose twelve peer biopharmaceutical companies for 2011. The peer company group was based on industry, stage of development, business strategy, competition for talent and size (revenue and market capitalization).

The companies comprising the Company’s peer group for fiscal 2011 were:

Alexion Pharmaceuticals	Celgene	Regeneron Pharmaceuticals
Amylin Pharmaceuticals	Cephalon	Seattle Genetics
Biogen Idec	Dendreon	United Therapeutics
BioMarin Pharmaceuticals	Onyx Pharmaceuticals	Vertex Pharmaceuticals

Towers Watson’s analyses included the following data collected from the proxy statements of the peer group companies: (1) base salary, target and actual bonus; (2) total cash compensation made up of base salary plus actual bonus; and (3) total direct compensation consisting of base salary, target bonus and expected value of long-term incentives, which included the Black-Scholes value of stock options.

As further validation for the market competitiveness of the Company’s compensation programs and to supplement insufficient proxy data for two named executive officer positions, the Company also reviews annually the executive pay practices of other similarly situated companies as reported in industry surveys and reports from compensation consulting firms. These surveys are specific to the biopharmaceutical and biotech sector, and the Company request select (or custom) data cuts of these surveys so that the compensation information reflects the practices of companies that are similar to the Company.

In the competitive data presented to the Compensation Committee by Towers Watson, each compensation element for the named executive officers was shown as a percentage of the market median, relative to the proxy data from peer companies and the survey data. In general, the Compensation Committee targets the 40th — 60th percentile on total direct compensation. For certain named executive officers, the Compensation Committee may deem it appropriate that their compensation exceed the 40th — 60th percentile of the competitive data due to, among other factors, their extensive experience, the individual’s scope of responsibility, accountability and impact on the Company’s operations, and the impact their departure might have on the Company’s performance.

The Compensation Committee reviewed the analysis from Towers Watson and held a meeting with the Company’s President and Chief Executive Officer and the Company’s Senior Vice President, Human Resources on February 9, 2011, at which the performance of each named executive officer was discussed. Based upon the analysis provided by Towers Watson in combination with these individual performance assessments, the Compensation Committee determined each named executive officer’s new base salary, cash incentive award for the prior year’s performance and stock incentive award.

Compensation Elements

The named executive officers’ compensation structure consists of base salary, cash incentive awards and stock incentive awards. A significant percentage of total direct compensation is allocated to stock incentive awards due to the built-in alignment of management and shareholder interests that stock incentive awards promote. There is no pre-established policy or target for the allocation between cash and stock incentive compensation. Rather, the Compensation Committee reviews information provided by Towers Watson to determine the appropriate level and mix of incentive compensation.

Base Salary

The Compensation Committee reviews salary levels annually as part of the Company’s performance review process. The Compensation Committee also reviews salary upon promotion or other change in an executive’s job responsibility. The Compensation Committee reviews competitive and performance data in order to make compensation decisions that will maintain a competitive standing for each executive officer, but not place them outside a reasonable range of compensation paid to peers in the industry. The Compensation Committee establishes salaries based on a review of the competitive data, consideration of individual performance, compensation relative to other named executive officers and the importance to stockholders of that person’s continued service.

Towers Watson found that the salaries of the Company’s executive officers were generally aligned with the market 50th percentile (they were 108% of the market median, on average.) In 2011, named executive officers received salary increases in the range of 2.02% -2.78%, with the exception of the Company’s Executive Vice President, General Counsel & Secretary, who received a salary increase of 5.5%. The larger increase for the Company’s Executive Vice President, General Counsel & Secretary recognized that this individual performs a larger role than his peers in other companies; at HGS this position is also responsible for the Information Technology, Corporate Security, and Environmental Health and Safety functions.

Executive Officer	Base Salary as of Year End 2010	Q1 2011 Salary Increase	Base Salary as of Year End 2011	Q1 2012 Salary Increase	Base Salary as of April 2012
H. Thomas Watkins	$720,000	2.78%	$740,000	0.00%	$740,000
David C. Stump	$495,000	2.02%	$505,000	0.00%	$505,000
Barry A. Labinger	$490,000	2.04%	$500,000	0.00%	$500,000
James H. Davis	$455,000	5.50%	$480,000	0.00%	$480,000
David P. Southwell	$440,000	2.27%	$450,000	0.00%	$450,000

Cash Incentive Awards

Cash incentive awards are determined by the Compensation Committee, with advice from the Company’s President and Chief Executive Officer, based upon the Compensation Committee’s assessment of the achievement of the Company’s corporate goals for the prior year and the weighting attributed to each corporate goal. In determining cash incentive awards for 2011 performance, the Compensation Committee considered each individual’s performance on individual goals.

Corporate Goals	2011 Performance

Commercializing BENLYSTA (40%)
• FDA approval by March	Achieved
• Launch BENLYSTA in US	Achieved
• Maintain inventory of 12 months BDS and 9 months FDP	Achieved
• Achieve sales plan target	Not Achieved
• Initiate work on required Phase 4 commitments	Achieved
• European approval and first launch in Q3	Achieved

BENLYSTA Life-Cycle (25%)
• First patient in for Phase 3 sub-cutaneous weekly dose by December	Achieved
• Complete toxicology study for sub-cutaneous monthly dose by October	Achieved
• Complete activities for vasculitis Phase 2 study to enable Q1 2012 start	Partially Achieved
• Broaden supply chain (Lonza and GSK sites)	Partially Achieved

Pipeline (15%)
• Continue to advance clinical cancer assets
• Mapatumumab	Achieved
• HGS1029	Program Cancelled
• HGS1036	Achieved
• Increase number of pre-POC candidates and advance current pre-POC assets	Partially Achieved
• Add to pipeline through a business development deal	Achieved

Financials (10%)
• Achieve targeted revenues for raxibacumab	Achieved
• Achieve targeted revenues for CMO work	Not Achieved
• Net operating cash burn of $410 million and year-ending cash of $564 million	Not Achieved

Organization (10%)
• Achieve hiring plans	Achieved
• Continue work to become known as the place where the best talent in the biopharmaceutical industry work	Achieved

Shared Management Goals: These goals are simply an expansion of the Corporate Goals; they provide a more granular look at how the Corporate Goals will be achieved.

Individual Goals (while listing all individual goals for each named executive officer would provide a level of specificity that could put the Company at a competitive disadvantage, the Company has included a summary of the goals for each named executive officer):

H. Thomas Watkins, President and CEO

Mr. Watkins does not receive individual goals; his goals are fully represented by the Corporate and Shared Management goals.

David C. Stump, M.D., Executive Vice President, Research and Development

Dr. Stump’s individual goals for 2011 included obtaining FDA approval of BENLYSTA, reaching agreement on post-approval commitments with GSK, specific enrollment goals for clinical trials and goals regarding new drug targets, and multiple goals regarding the enhancement of the infrastructure of Research & Development.

Barry A. Labinger, Executive Vice President and Chief Commercial Officer

Mr. Labinger’s individual goals for 2011 included a net sales goal for BENLYSTA, launching a consumer promotional campaign, building a consumer database of a specified number of SLE patients, conducting a specified number of promotional speaker programs, multiple goals regarding the commercialization of BENLYSTA in Europe, and multiple goals regarding business development opportunities and relationships.

James H. Davis, Ph.D., J.D., Executive Vice President, General Counsel and Secretary

Dr. Davis’ individual goals for 2011 included reaching agreement with GSK on compliance matters regarding the launch of BENLYSTA, complete review of all marketing materials for launch and submission to DDMAC, developing and implementing the IT infrastructure for the BENLYSTA launch in Europe, completing at least one acquisition or in-licensing to increase the HGS pipeline, multiple goals around presenting the strongest case for HGS in ongoing litigation, and multiple goals in the categories of Finance and Organization.

David P. Southwell, Executive Vice President and Chief Financial Officer

Mr. Southwell’s individual goals for 2011 included effectively leading all areas of Finance, achieving a net operating cash burn of $410 million, ending the year with cash consistent with the Corporate Goal, maximizing return on cash balance within established risk parameters, establishing revenue and performance monitoring systems, and multiple goals regarding Investor Relations.

Based upon the Company’s 2011 performance in relation to these goals, the Compensation Committee determined that overall 2011 performance for the named executive officers should be rewarded at a level between 30.0% and 52.1% of their cash incentive award targets. While the majority of the Corporate Goals were met, the key goals of achieving the sales plan and the net cash burn for the Company were not met. As expressed in the Executive Summary above, the Compensation Committee felt that it was appropriate to reflect these shortcomings in significantly reduced cash incentive awards.

Executive Officer	Target 2011 Incentive Compensation	Actual 2011 Incentive Compensation Paid	2011 Incentive Compensation Paid as a Percentage of Target
H. Thomas Watkins	$592,000	$200,000	33.8%
David C. Stump	$252,500	$125,000	49.5%
Barry A. Labinger	$250,000	$75,000	30.0%
James H. Davis	$240,000	$125,000	52.1%
David P. Southwell	$225,000	$110,000	48.9%

The cash incentive awards made to the named executive officers are also reported in the Summary Compensation Table on page C-31.

Stock Incentive Awards

Stock incentive awards are intended to provide the most meaningful component of executive compensation. They provide compensation in a manner that is related to long-term stockholder value because they are linked to the value of the Company’s common stock. Historically, the Company has relied on stock options and restricted stock units as a means of providing equity incentives for the Company’s executives.

In determining the size of a stock incentive award to an executive officer, the Compensation Committee considers Company performance, competitive data, and the individual’s scope of responsibility and continuing performance. Most importantly, since the stock incentive award is meant to be a retention tool, the Compensation Committee considers the importance to stockholders of that person’s continued service.

In 2011, the Company continued to give its employees a choice between 100% stock options or a mix of stock options and restricted stock units for their stock award. Managers recommend grants in the form of stock options, and the Company then determine the final stock award based upon the choice that the employee has made. There is an exchange ratio between stock options and restricted stock units, which is determined based on the Black-Scholes valuation method and is revisited on an annual basis. In 2011, the ratio was 2.5 stock options to 1 restricted stock unit. For example, an employee who was recommended to receive 1,000 stock options and had chosen a mix of stock options and restricted stock units would receive half in stock options (500 stock options) and half in restricted stock units (500 divided by 2.5 = 200 restricted stock units). Employees also have the choice of receiving their entire stock award in stock options; in the example above, an employee making that choice would receive 1,000 stock options and no restricted stock units. This program was available to all employees, including the Company’s named executive officers. All options are granted with an exercise price equal to the closing price of the Company’s common stock on the date of grant and vest over the first four years of the ten-year option term. The restricted stock units also vest over a four year period. When restricted stock units vest, the Company’s employees incur a tax obligation. In order to assist the Company’s employees with this tax obligation, an appropriate amount of shares are withheld on the vesting date and the tax is paid to the applicable taxing authority on their behalf. Employees thus receive the restricted stock portion of their award net of tax in the form of common stock when it vests. The withheld treasury shares are retired and return to the pool of equity available to grant to employees.

Executive Stock Ownership Guidelines and Rules Governing Stock Activity for All Employees

Effective March 1, 2012, the Board of Directors adopted stock ownership guidelines for executive officers of the company. Each executive officer has three years to accumulate the amount specified. The President and Chief Executive Officer will be required to own shares having a value equal to three times base salary, or a minimum of 225,000 shares; all other executive officers will be required to own shares having a value equal to one times base salary, or a minimum of 45,000 shares. An executive officer will have satisfied the applicable ownership guideline if either the aggregate value requirement or minimum number of shares requirement is met. Compliance with these guidelines will be assessed on the last trading day of the calendar year of required achievement of the guidelines, and each year thereafter. The ownership guidelines will adjust as the executive officer’s base salary changes.

HGS prohibits all employees from the hedging of HGS stock. Specifically, no HGS employee is permitted to trade options for, including “puts” and “calls,” or sell “short”, any securities of the Company.

Key Executive Severance Plan

The Company’s named executive officers, as well as other executive officers identified by the Compensation Committee, participate in the Company’s Second Amended and Restated Key Executive Severance Plan (the “Severance Plan”). In the event of a change of control of the Company which results in the termination of a Severance Plan participant, or in the event of the resignation by the participant for good reason as defined in the Severance Plan, the Company will provide the participant with the following payments and benefits:

1. A lump sum cash payment equal to 1.5 (2.0 for the Company’s President and Chief Executive Officer) multiplied by the sum of the participant’s annual salary and the average of the participant’s cash incentive payments for the last three years.

2. Continuation of the participant’s participation in the Company’s group medical, dental, life, and disability plans for 18 months (24 months for the Company’s President and Chief Executive Officer) after the date of termination.

3. Full vesting of all stock options and restricted stock units.

The Company does not provide any tax gross-up payment under the Severance Plan. The executive must provide a release of claims against the Company before receiving payment of benefits under the Severance Plan, and the executive must maintain the confidentiality of the Company’s information shared with him or her during the course of employment and refrain for twelve months from soliciting the Company’s employees to leave the Company. The above is a general description of the Severance Plan. Detailed provisions and limitations are outlined in the Plan document, which is on file with the Securities and Exchange Commission.

Risk Management

In determining the structure of the Company’s executive officer compensation program and the appropriate levels of incentive opportunities, the Compensation Committee considers whether the program rewards reasonable risk-taking and whether the incentive opportunities achieve the proper balance between the need to reward employees and the need to protect stockholder returns. While the design of the Company’s executive compensation program is primarily performance-based, the Company does not believe that it encourages excessive risk-taking. The Compensation Committee believes an approach of ongoing and active discussion with management regarding progress on short- and long-term goals enables informed decisions while avoiding the risks sometimes associated with managing short-term results to achieve pre-determined formulaic outcomes. The Company believes that its compensation program provides officers with appropriate incentives to create long-term value for stockholders while taking thoughtful and prudent risks to grow the value of the Company. Furthermore, the Compensation Committee has the authority to pay executive officers less than the maximum annual cash incentive award amount after assessing the overall contribution and performance of the executive officers, thereby facilitating an appropriate balance between risk and compensation.

Timing of Annual Awards

Salary increases for 2011 were effective on February 12, 2011. In order to assess the performance of a full calendar year, annual awards are distributed in March of the following year. Cash incentive awards for 2011 performance were approved by the Compensation Committee on February 23, 2012 and were paid on March 9, 2012.

In 2007, the Compensation Committee began issuing all annual stock-based awards with an effective date on March 10th of each year. Accordingly, for annual stock-based awards granted in 2012 after evaluating fiscal 2011 performance, the grant date was March 10, 2012. As March 10th was a Saturday, and therefore not a trading day, any stock options granted were priced according to the official closing price of the Company’s stock on March 9, 2012. Stock-based awards granted in 2011 after evaluating fiscal 2010 performance were approved by the Compensation Committee on February 23, 2011, with an effective date of March 17, 2011. While the Company’s annual stock-based awards are typically granted on March 10th of each year, the Compensation Committee deferred the grant date in 2011 to March 17th in order to disassociate the grant date from the March 10, 2011 target date for Food and Drug Administration approval of BENLYSTA.

Compensation for Newly Hired Executive Officers

When determining compensation for a new executive officer, factors taken into consideration are the individual’s skills, background, and experience, the individual’s potential impact on the Company’s short- and long-term success, and competitive data from both the list of peer companies and industry-specific published surveys, and data collected from executive search consultants and prospective candidates during the recruitment process.

In addition, the Company makes a grant of stock options when an executive officer joins the Company and may, at the Compensation Committee’s discretion, also grant restricted stock or restricted stock units upon hire. Options are granted at no less than 100% of the fair market value on the date of grant. In 2011, the Company hired Craig Parker as the Company’s new Senior Vice President, Strategy and Corporate Development and granted him 200,000 stock options on his date of hire.

Chief Executive Officer’s Compensation

Mr. Watkins’ base salary was set at $740,000 for 2011, and he received a grant of 400,000 stock options in 2011. His cash incentive award for 2011 performance was $200,000. The Compensation Committee determined Mr. Watkins’ compensation awards after considering a variety of factors, including Mr. Watkins’ performance against preset goals, his level of responsibility within the Company, industry surveys and the counsel provided by Towers Watson based on the competitive data discussed earlier.

For 2012, Mr. Watkins will not receive an increase in base pay.

Perquisites and Other Personal Benefits

The Company provides certain named executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with the Company’s overall compensation program. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the Company’s named executive officers.

In 2011, Mr. Watkins received a car allowance and payment of insurance premiums to cover the supplemental disability insurance policy provided to all of the Company’s officers.

The remaining named executive officers are eligible for an executive salary continuation plan that is offered to all of the Company’s officers and provides an individual disability income policy to cover the loss above the group benefit potential. The individual policy is paid for by the Company. Since it is an individual policy, each executive must apply and qualify on an individual basis. This individual policy belongs to the officer and would transfer with the officer should he or she leave the Company.

Tax Implications

Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s chief executive officer and to the three most highly compensated executive officers other than the chief executive officer or chief financial officer. However, certain forms of performance-based compensation are excluded from the $1 million deduction limit if specific requirements are met. It is the policy of the Compensation Committee to periodically evaluate the qualification of compensation for exclusion from the $1 million deduction limit under Section 162(m) of the Internal Revenue Code, as well as other sections of the Code, while maintaining flexibility to take actions with respect to compensation that it deems to be in the interest of the Company and its stockholders which may not qualify for tax deductibility. So that the Compensation Committee may retain maximum flexibility to structure performance targets based on corporate and individual metrics designed to achieve the Company’s various corporate goals, the Company’s annual cash incentive compensation award program does not conform to the requirements of Section 162(m). All stock option awards granted to the Company’s named executive officers have been structured so that the compensation realized when the stock options are exercised should be treated as performance-based compensation exempt from the deduction limitation of Section 162(m). In contrast, the compensation the named executive officers will realize when any restricted stock or restricted stock units they have received to date vest will not be treated as performance-based and its deductibility by the Company for federal income tax purposes may be limited depending upon the value of the Company’s common stock on the vesting date and the amount of other nonperformance-based compensation that the named executive officer receives in that same fiscal year. The Compensation Committee believes that all of the nonperformance based compensation paid to the Company’s named executive officers in 2011 should be deductible by the Company for federal income tax purposes, except for the amount of nonperformance-based compensation paid to Mr. Watkins in excess of $1 million.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be “soliciting material” or “filed” with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, the Exchange Act, except to the extent that Human Genome Sciences, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended or the Exchange Act.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement and incorporated by reference into the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Compensation Committee

Augustine Lawlor, Chair
Colin Goddard, Ph.D.
Argeris N. Karabelas, Ph.D.
John L. LaMattina, Ph.D.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation earned during the fiscal years ended December 31, 2011, 2010 and 2009 by the Company’s Chief Executive Officer, Chief Financial Officer, and the Company’s three other most highly-compensated executive officers:

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation ($)		Total ($)

H. Thomas Watkins	2011	736,923	—	—	6,087,080	200,000	32,320	(7)	7,056,323
President and Chief Executive	2010	716,923	—	—	8,438,175	550,000	150,225	(7)	9,855,323
Officer	2009	700,000	—	—	131,100	1,050,000	30,501	(7)	1,911,601

David P. Southwell (6)	2011	448,462	—	—	1,826,124	110,000	13,672	(8)	2,398,258
Executive Vice President and	2010	330,000	—	—	4,934,958	200,000	163,876	(8)	5,628,834
Chief Financial Officer	2009	—	—	—	—	—	—		—

James H. Davis, Ph.D., J.D.	2011	476,154	—	—	1,826,124	125,000	21,032	(9)	2,448,310
Executive Vice President,	2010	452,692	—	—	2,531,453	225,000	14,230	(9)	3,223,375
General Counsel and Secretary	2009	440,000	—	—	39,330	450,000	14,230	(9)	943,560

Barry A. Labinger	2011	498,462	—	—	1,826,124	75,000	16,722	(10)	2,416,307
Executive Vice President and	2010	488,046	—	—	2,531,453	250,000	9,822	(10)	3,279,321
Chief Commercial Officer	2009	477,300	—	—	39,330	430,000	9,822	(10)	956,452

David C. Stump, M.D.	2011	503,462	—	—	1,826,124	125,000	18,709	(11)	2,473,294
Executive Vice President,	2010	492,692	—	—	2,531,453	245,000	11,809	(11)	3,280,954
Research and Development	2009	479,231	110,000	—	39,330	540,000	11,809	(11)	1,180,370

(1)	Includes amounts earned but deferred at the election of the named executive officer, such as salary deferrals under the Company’s 401(k) plan established under Section 401(k) of the Internal Revenue Code.
(2)	Performance-based bonuses are generally paid under the Company’s cash bonus program and reported as Non-Equity Incentive Plan Compensation. Except as otherwise noted, amounts reported as Bonus represent discretionary bonuses awarded by the Compensation Committee in addition to any amounts earned under the cash bonus program.
(3)	Reflects the aggregate grant date fair value of stock awards granted during a year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.
(4)	Reflects the aggregate grant date fair value of stock options granted during a year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.
(5)	Represents amounts earned under the Company’s annual cash incentive program.
(6)	Mr. Southwell joined the company as Executive Vice President and Chief Financial Officer on March 22, 2010.
(7)	Includes a car allowance of $12,000 and payment of insurance premiums of $9,294 for each year presented. Includes company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively, and reimbursement of commuting expenses of $5,082 for travel to and from Chicago, Illinois for 2009. Includes reimbursement of relocation expenses of $80,000 plus related tax reimbursements of $44,805 in 2010 when Mr. Watkins permanently relocated near the company’s headquarters in Rockville, Maryland.
(8)	Includes payment of insurance premiums of $1,765 and $2,647 for 2010 and 2011, respectively, and company contributions to a 401(k) plan account for the executive of $4,062 and $11,025 for 2010 and 2011, respectively. Includes reimbursement of relocation expenses of $100,421 plus related tax reimbursements of $57,629 in 2010 when Mr. Southwell permanently relocated near the company’s headquarters in Rockville, Maryland.

(9)	Includes payment of insurance premiums of $10,105, $10,105 and $10,007 for 2009, 2010 and 2011, respectively, and company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively.
(10)	Includes payment of insurance premiums of $5,697 for each year presented and company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively.
(11)	Includes payment of insurance premiums of $7,684 for each year presented and company contributions to a 401(k) plan account for the executive of $4,125, 4,125 and $11,025 for 2009, 2010 and 2011, respectively.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to option awards and other plan-based awards granted during the fiscal year ended December 31, 2011 to the Company’s named executive officers:

	Grant Date	Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (2) ($)	Grant Date Fair Value of Stock and Option Awards (3) ($)
Name			Threshold ($)	Target ($)	Maximum ($)
H. Thomas Watkins	N/A		444,000	592,000	1,480,000
	3/17/2011	2/23/2011				400,000	27.10	6,087,080
David P. Southwell	N/A		168,750	225,000	562,500
	3/17/2011	2/23/2011				120,000	27.10	1,826,124
James H. Davis, Ph.D., J.D	N/A		180,000	240,000	600,000
	3/17/2011	2/23/2011				120,000	27.10	1,826,124
Barry A. Labinger	N/A		187,500	250,000	625,000
	3/17/2011	2/23/2011				120,000	27.10	1,826,124
David C. Stump, M.D	N/A		189,375	252,500	631,250
	3/17/2011	2/23/2011				120,000	27.10	1,826,124

(1)	The amounts reflect the minimum payment level under the cash bonus program which is 75% of the target amount. The maximum amount is 250% of the target amount. The target amount is based on the individual’s current salary and represents 80% of Mr. Watkins’ base salary and 50% of the base salary for Messrs. Southwell and Labinger and Drs. Davis and Stump.
(2)	Options granted under the Company’s stock incentive plan have an exercise price equal to the closing price on The NASDAQ Stock Market on the date of grant.
(3)	Reflects the aggregate grant date fair value of stock awards granted during the last fiscal year calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note H to the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to the value of all unexercised options awarded to the Company’s named executive officers as of December 31, 2011:

		Option Awards (1)
Name	Award Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (2) (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
H. Thomas Watkins	11/21/2004	1,250,000	—	10.47	11/21/2014
	3/14/2006	325,000	—	10.89	3/14/2016
	3/10/2007	400,000	—	10.62	3/10/2017
	3/10/2008	468,000	32,000	4.92	3/10/2018
	3/10/2009	343,695	156,305	0.52	3/10/2019
	3/10/2010	196,843	253,157	32.56	3/10/2020
	3/17/2011	74,988	325,012	27.10	3/17/2021

David P. Southwell	3/22/2010	120,311	154,689	31.16	3/22/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

James H. Davis, Ph.D., J.D.	12/10/2003	100,000	—	12.38	12/10/2013
	1/17/2005	100,030	—	12.56	1/17/2015
	3/14/2006	100,000	—	10.89	3/14/2016
	3/10/2007	130,000	—	10.62	3/10/2017
	3/10/2008	140,400	9,600	4.92	3/10/2018
	3/10/2009	94,455	46,892	0.52	3/10/2019
	3/10/2010	59,053	75,947	32.56	3/10/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

Barry A. Labinger	8/15/2005	300,000	—	13.43	8/15/2015
	3/14/2006	37,500	—	10.89	3/14/2016
	7/10/2006	55,194	—	10.11	7/10/2016
	3/10/2007	117,000	—	10.62	3/10/2017
	3/10/2008	39,015	9,600	4.92	3/10/2018
	3/10/2009	28,128	46,892	0.52	3/10/2019
	3/10/2010	59,053	75,947	32.56	3/10/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

David C. Stump, M.D.	12/11/2002	115,000	—	9.35	12/11/2012
	12/10/2003	100,000	—	12.38	12/10/2013
	1/17/2005	115,010	—	12.56	1/17/2015
	3/14/2006	100,000	—	10.89	3/14/2016
	3/10/2007	125,000	—	10.62	3/10/2017
	3/10/2008	140,400	9,600	4.92	3/10/2018
	3/10/2009	103,108	46,892	0.52	3/10/2019
	3/10/2010	59,053	75,947	32.56	3/10/2020
	3/17/2011	22,496	97,504	27.10	3/17/2021

(1)	There were no outstanding restricted stock awards as of December 31, 2011 as all previously granted restricted stock awards had vested or been cancelled.
(2)	Except as otherwise noted, each option has a 10-year term, vests at the rate of one-eighth of the underlying shares on the six-month anniversary of the date of grant and the remaining shares vest monthly on a ratable basis for the next 42 months.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Termination without a Change in Control

In November 2004, the Company entered into an employment agreement with Mr. Watkins in which Mr. Watkins agreed to serve as the Company’s Chief Executive Officer. Under that agreement, as amended in December 2007, December 2008, and July 2011, if the Company terminates Mr. Watkins’s employment without cause or choose not to renew the employment agreement, or Mr. Watkins terminates his employment for good reason, Mr. Watkins will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 24 months; (3) a pro rata bonus payment based on the target bonus for the then-current fiscal year; (4) continued participation in the Company’s group health plan for a period of 24 months at the Company’s expense, provided that Mr. Watkins is not then eligible to participate in a group health plan of another entity; and (5) an 18-month period, measured from the date of Mr. Watkins’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement. Upon termination, Mr. Watkins’s stock options will immediately vest for those shares that were otherwise scheduled to vest over the 12-month period following the date of termination.

In the event Mr. Watkins’s employment terminates in connection with his death or total disability, either he, his beneficiaries, or estate will be entitled to receive the following payments and benefits: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) a pro rata bonus payment based on the target bonus for the then-current fiscal year; (3) an opportunity to participate in the Company’s group health plan for a period of 12 months at his/their sole expense, provided that he/they are not then eligible to participate in a group health plan of another entity; and (4) an 18-month period, measured from the date of Mr. Watkins’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement. Upon termination for death or disability, Mr. Watkins’s stock options will immediately vest for those shares that were otherwise scheduled to vest over the 12-month period following the date of termination.

In March 2010, the Company entered into an executive agreement with Mr. Southwell, as amended in July 2011, which provides that if the Company terminates Mr. Southwell’s employment without cause or Mr. Southwell terminates his employment for good reason, Mr. Southwell will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in the Company’s group health plan for a period of 12 months at the Company’s expense, provided that Mr. Southwell is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Mr. Southwell’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

In June 2005, the Company entered into a letter agreement with Mr. Labinger in which Mr. Labinger agreed to serve as the Company’s Executive Vice President and Chief Commercial Officer. As a result of the execution of a new executive agreement by Mr. Labinger in December 2007, as amended in December 2008 and July 2011, the existing severance arrangements for Mr. Labinger were amended to provide that if the Company terminates Mr. Labinger’s employment without cause or Mr. Labinger terminates his employment for good reason,

Mr. Labinger will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in the Company’s group health plan for a period of 12 months at the Company’s expense, provided that Mr. Labinger is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Mr. Labinger’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

In December 2004, the Company entered into an executive agreement with Dr. Stump, as amended in December 2007, December 2008, and July 2011, which provides that if the Company terminates Dr. Stump’s employment without cause or Dr. Stump terminates his employment for good reason, Dr. Stump will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in the Company’s group health plan for a period of 12 months at the Company’s expense, provided that Dr. Stump is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Dr. Stump’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

In December 2004, the Company entered into an executive agreement with Dr. Davis, as amended in December 2007, December 2008, and July 2011, which provides that if the Company terminates Dr. Davis’s employment without cause or Dr. Davis terminates his employment for good reason, Dr. Davis will be entitled to receive the following payments and benefits provided that he enters into a release of claims in favor of the company in connection with his termination of employment: (1) payment of all accrued but unpaid base salary, any earned but unpaid bonuses for any prior period, all earned or vested incentive compensation or benefits, all accrued but unpaid reimbursable business expenses and all accrued but unused paid-time-off days; (2) base salary continuation payments for a period of 12 months; (3) a pro rata bonus payment based on the bonus earned for the prior fiscal year; (4) continued participation in the Company’s group health plan for a period of 12 months at the Company’s expense, provided that Dr. Davis is not then eligible to participate in a group health plan of another entity; and (5) a 12-month period, measured from the date of Dr. Davis’s termination of employment, within which to exercise all vested stock options outstanding upon the date of termination, but in no event may such exercise occur beyond the term stated in the applicable award agreement.

The following table shows potential payments to the Company’s named executive officers under their employment or executive agreements for various scenarios involving a termination of employment as described above for each named executive officer, other than a termination in connection with a change in control which is discussed below. The data in the table reflects December 31, 2011 as a hypothetical termination date and, where applicable, reflects amounts calculated using the closing price of the Company’s common stock of $7.39 (as reported on the NASDAQ Stock Market as of December 31, 2011).

Name	Compensation Element	Termination without Cause or Resignation for Good Reason (before Change in Control)	Non-renewal of Employment Agreement by Company	Non-renewal of Employment Agreement by Executive	Resignation without Good Reason	Death	Disability
H. Thomas Watkins	Base Salary
	Continuation (1)	$1,473,846	$1,473,846	$—	$—	$—	$—
	Pro Rata Bonus (2)	592,000	592,000	592,000	—	592,000	592,000
	Health Benefits (3)	40,131	40,131	—	—	—	—
	Stock Award Vesting Acceleration (4)	937,653	937,653	—	—	937,653	937,653

	Total	$3,043,630	$3,043,630	$592,000	$—	$1,529,653	$1,529,653

David P. Southwell	Base Salary	$448,462	$—	$—	$—	$—	$—
	Continuation (1)
	Pro Rata Bonus (2)	200,000	—	—	—	—	—
	Health Benefits (3)	21,163	—	—	—	—	—
	Stock Award Vesting Acceleration (4)	—	—	—	—	—	—

	Total	$669,624	$—	$—	$—	$—	$—

James H. Davis, Ph.D., J.D.	Base Salary	$476,154	$—	$—	$—	$—	$—
	Continuation (1)
	Pro Rata Bonus (2)	225,000	—	—	—	—	—
	Health Benefits (3)	21,163	—	—	—	—	—
	Stock Award Vesting Acceleration (4)	—	—	—	—	—	—

	Total	$722,317	$—	$—	$—	$—	$—

Barry A. Labinger	Base Salary	$498,462	$—	$—	$—	$—	$—
	Continuation (1)
	Pro Rata Bonus (2)	250,000	—	—	—	—	—
	Health Benefits (3)	21,099	—	—	—	—	—
	Stock Award Vesting Acceleration (4)	—	—	—	—	—	—

	Total	$769,561	$—	$—	$—	$—	$—

David C. Stump, M.D.	Base Salary	$503,462	$—	$—	$—	$—	$—
	Continuation (1)
	Pro Rata Bonus (2)	245,000	—	—	—	—	—
	Health Benefits (3)	18,088	—	—	—	—	—
	Stock Award Vesting Acceleration (4)	—	—	—	—	—	—

	Total	$766,549	$—	$—	$—	$—	$—

(1)	Base salary continuation equals 12 months (24 months for Mr. Watkins) of salary payments based on the executive’s annual salary as of December 31, 2011.
(2)	The pro rata bonus payment is the amount of the executive’s annual bonus earned for the prior fiscal year (except for Mr. Watkins, whose pro rata bonus is based on the target bonus of the then-current fiscal year) multiplied by a fraction, the numerator of which is the number of days during the year of his termination that transpired before the date of termination, and the denominator of which is three hundred sixty-five (365).
(3)	Reflects the present value of premiums for 12 months (24 months for Mr. Watkins) for group medical, dental, and vision programs. Amounts are based on the premiums in effect at December 31, 2011 and include tax reimbursement at a marginal tax rate of 40%.

(4)	Aggregate intrinsic value of unvested stock options and stock awards as of December 31, 2011 that are expected to vest on or before December 31, 2012. For stock options, aggregate intrinsic value represents only the value for those options in which the exercise price of the option is less than the market value of the Company’s stock on December 31, 2011.

The amounts shown above and the assumptions upon which those amounts are based provide reasonable estimates of the amounts that would have been due to the named executive officers in the event that any of the circumstances described above had occurred on December 31, 2011. The actual amounts due to the named executive officers upon a triggering event will depend upon the actual circumstances and the then-applicable provisions of the relevant employment or executive agreements, stock award agreements and the Company’s stock incentive plans.

Termination Upon a Change in Control

In July 1998, the Company established a Key Executive Severance Plan for the Company’s Chief Executive Officer and other key employees, and pursuant to that plan, as amended and restated in December 2008, and amended in July 2011, the Company entered into agreements with the executive officers. The agreements provide that in the event the executive’s employment is terminated by the Company or by a successor without cause or by the executive for good reason, in either case within 18 months after a Change in Control (as defined in the Key Executive Severance Plan), the Company will make a cash payment to the executive equal to 1.5 times the sum of the executive’s annual salary plus average annual bonus (2.0 times in the case of the Chief Executive Officer) and the executive will be entitled to continue to participate in the Company’s group medical, dental, life and disability programs for a period of 18 months (24 months in the case of the Chief Executive Officer) at the same rates applicable to the executive during the executive’s employment. In addition, the Key Executive Severance Plan provides that upon a Change in Control, all option grants will vest unless the options are assumed or replaced in connection with the Change in Control and the assumed or replacement options will vest in the event the executive’s employment is terminated without cause or the executive resigns for good reason, in either case within 18 months after the Change in Control. Each executive also agreed to certain confidentiality and non-solicitation provisions as a condition to participation in the Key Executive Severance Plan.

The following table sets forth information with respect to compensation to the Company’s named executive officers upon a Change in Control:

Name	Cash Payment (1) ($)	Equity Acceleration (2) ($)	Benefits and Perquisites (3) ($)
H. Thomas Watkins	2,680,000	1,152,855	73,004
David P. Southwell	907,500	—	40,969
James H. Davis, Ph.D., J.D.	1,120,000	345,860	57,860
Barry A. Labinger	1,127,500	345,860	47,875
David C. Stump, M.D.	1,267,500	345,860	48,038

(1)	Cash payment equals the executive’s annual salary as of December 31, 2011 plus their calculated bonus multiplied by the amount indicated in the discussion above. Calculated bonus equals the average of the three prior years’ annual bonuses.
(2)	Aggregate intrinsic value of unvested stock options and stock awards as of December 31, 2011. For stock options, aggregate intrinsic value represents only the value for those options in which the exercise price of the option is less than the market value of the Company’s stock on December 31, 2011.
(3)	Reflects the present value of premiums for 18 months (24 months for Mr. Watkins) for group medical, dental, life and disability programs. Amounts are based on the premiums in effect at December 31, 2011 and include tax reimbursement at a marginal tax rate of 40%.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires that the Company’s executive officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, file reports of ownership and changes in ownership with the SEC and provide the Company with copies of such reports. The Company has reviewed such reports received by the Company and written representations from the Company’s directors and executive officers. Based solely on such review, the Company believes that all ownership reports were timely filed during 2011.